POULTON & YORDAN

ATTORNEYS AT LAW

___________________________________________________________________________

RICHARD T. LUDLOW

January 16, 2008

Mark Wojciechowski

Staff Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

                               Re:           Bekem Metals, Inc.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Filed April 2, 2007

Form 10-Q for the Quarterly Period Ended September 30, 2007

Filed November 14, 2007

Response letter dated October 15, 2007

File No.: 0-50218

Dear Mr. Wojciechowski:

At the request of the management of Bekem Metals, Inc. (the “Company” or “Bekem”) we are responding to comments raised by the staff at the Securities and Exchange Commission in your letter dated November 30, 2007. Following are the responses to your comments.

General

1.

As noted in your response letter dated October 15, 2007, please file amended documents to include the proposed disclosure revisions without further delay. Please ensure your amended documents include an explanatory paragraph detailing the reasons you are filing an amendment. Please contact us to discuss.

No response required.

POULTON & YORDAN	TELEPHONE: 801-355-1341
324 SOUTH 400 WEST, SUITE 250	FAX: 801-355-2990
SALT LAKE CITY, UT 84101	POST@POULTON-YORDAN.COM

Mr. Mark Wojciechowski

January 16, 2008

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Management’s Discussion and Analysis, page 22

Results of Operations, page 23

2.

We note your response to comment one from our letter dated September 6, 2007. Within your proposed disclosure of the reasons for fluctuations in ‘Other income (expense)’ you explain that during 2006 you also “realized losses from the write off and disposal of inventory and from the disposal and impairment of property, plant and equipment in the amounts of $83,476 and $58,928, respectively.” This proposed disclosure seems inconsistent with your disclosure on page F-9 in which you state “At December 31, 2006, the Company reviewed its long-lived assets...and determined no impairment was necessary.” Please advise, and revise your disclosures to be consistent. Please also tell us why you believe it is appropriate to record your write offs of inventory and impairment of property, plant and equipment within ‘Other income (expense)’ rather than ‘Operating expenses’. See paragraph 25 of SFAS 144 for further guidance.

The Company does not believe the disclosures as currently presented are inconsistent. While the Company realized losses from the write off and disposal of inventory and impairment of property, plant and equipment during 2006, these write offs and impairments were realized at the end of 2006. So, at December 31, 2006 no further write offs or impairments were needed. In light of the staff’s comment, however, the Company proposes to revise the disclosure contained in Note 1 as follows:

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed  — Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount that the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During 2006, the Company realized losses from the impairment and disposal of property, plant and equipment in the amount of $58,928. At December 31, 2006, the Company reviewed its long-lived assets as disclosed above and determined no additional impairment was necessary. (See page F-10 of Exhibit A to this letter.)

Mr. Mark Wojciechowski

January 16, 2008

The Company agrees with the staff’s position that classification of write offs of inventory and impairment of property, plant and equipment are more appropriately classified as ‘Operating expenses’ rather than ‘Other income (expense)’ and will reclassify those amounts to ‘Operating expenses.’ As a result of these changes, the Company now proposes not to include the previously proposed revision to the “Management’s Discussion and Analysis” set forth in our response to comment 1 to your comment letter dated September 6, 2007.

Nature of Business, page F-8

3.

Your response to comment seven focuses on the definition of production phase included within EITF 04-6, and does not address the definition of production stage in Industry Guide 7. Please note that the definition of production phase included within EITF 04-6 is limited to the context of the issue discussed in EITF 04-6. Without a “reserve,” as defined by Industry Guide 7(a)(1), the company must be in the “exploration stage,” as defined by Guide 7(a)(4)(i). As such, SEC’s Industry Guide 7 specifically requires that the filing describe the business activities as “exploration stage” activities until such time as the company has “reserves” as defined in the Guide. Therefore:

•

Revise the disclosure to ensure that investors are not misguided as to the actual stage of mineral-related activity. State clearly that the company is currently engaged in mineral exportation activities and that you are in the “exploration stage.”

•	Remove all references in the document that use the term “mining” or “mining operations,” or any term that can imply mineral production, such as “operations.”

•	Substitute the term “mineral exploration” for “mining/mineral operations.”

There may be further comments concerning these points, pending your response.

The Company agrees to present itself as being in exploration stage until such time as the Company has reserves as defined by Industry Guide 7. The Company also agrees to revise its disclosure to ensure that investors are not misguided as to the actual stage of its mineral-related activities. The Company would like to point out to the staff that while it understands its disclosures are governed by Industry Guide 7, the staff certainly understands that the Ministry of Energy and Mineral Resources of the Republic of Kazakhstan (“MEMR”) is not governed by nor does it rely upon Industry Guide 7 when it grants licenses or imposes the work program requirements associated with the licenses it grants. Industry Guide 7 notwithstanding, the MEMR

Mr. Mark Wojciechowski

January 16, 2008

on the basis of the Soviet era reserve reports, which may not conform to the standards of Industry Guide 7, determined that commercially minable reserves exist at the Company’s Kempirsai and Mamyt deposits. Accordingly, the licenses granted by the MEMR for the Kempirsai and Mamyt deposits are production licenses and require the Company to extract certain quantities of nickel, cobalt and coal in order to retain the licenses. As per my discussion with Mr. Shuler, an SEC staff engineer, to the extent the Company discusses current production, it proposes to do so in the context of exploration stage activities.

As you are aware, section (b) of Industry Guide 7 requires that the Company provide a description of the prior operations of the property. As stated in the Company’s disclosure, the Kempirsai deposit was previously a commercial mine during the 1980s and early 1990s. Therefore, in order to comply with Industry Guide 7 and to accurately portray the history of the Kempirsai deposit, the Company must use terms like “production” and “operations” when discussing the history of the Kempirsai deposit.

In order to address the staff’s concerns and to ensure the disclosure of the status of the Company’s operations is not misleading, the Company has revised its disclosure to differentiate between the historical operations of the Kempirsai deposit and the current exploration stage activities of the Company.

Please see the attached Exhibit A to this letter wherein the Company is providing its proposed revisions to Items 1 & 2 “Description of Business and Properties”, Item 6. “Management’s Discussion and Analysis” and the revised Consolidated Financial Statements and Notes to the Annual Report for the year ended December 31, 2006 on Form 10-KSB to address the staff's comments on this issue. For detail regarding the location of such revisions, please see the introduction to Exhibit A.

4.

We also note from your response to comment seven that you believe you are in the production stage as a result of the Republic of Kazakhstan issuing a commercial production right for these deposits, and the fact that KKM and its predecessors have extracted and sold minerals from these ore bodies since the 1980’s. Please note that the term “production stage” should be used when companies are engaged in commercial-scale, profit oriented extraction of minerals. As you do not disclose any “reserves,” as defined by Industry Guide 7, please remove the terms “develop,” “development” or “production” throughout the document, and replace this terminology, as needed with the terms “explore” or “exploration.” This includes the using of the terms in the Financial Statement head notes and footnotes. See Instruction 1 to paragraph (a), Industry Guide 7.

Please see response to comment 3 above.

Mr. Mark Wojciechowski

January 16, 2008

5.	Based on the above comments, we re-issue prior comment eight from our letter dated September 6, 2007.

As noted in response to comment 3 above, the Company proposes to revise its disclosure consistent with Industry Guide 7 and SFAS 7.

6.

Please note it is the staff’s position that prior to declaring reserves, the company should obtain a “final” or “bankable” feasibility study, and employ the historic three-year average price for the economic analysis. In addition, the company should submit all necessary permits and authorizations, including environmental, to governmental authorities.

No response needed.

Note 2 Acquisitions and Disposal, page F-12

Acquisition of Kyzyl Mamyt, LLC, page F-13

7.

We note your response to prior comment ten. As previously requested, please expand your disclosure to explain why you were able to acquire KKM at a price significantly below the fair value of the long term assets acquired.

The Company proposes to expand the disclosure through revision of “NOTE 2 –ACQUISITIONS AND DISPOSAL - Kazakh Metals, Inc. acquisition of Kyzyl Kain Mamyt, LLC” as follows:

On June 1, 2005, Kazakh Metals acquired 100% of the equity interests of Kyzyl Kain Mamyt, LLC (KKM) for the cash purchase price of $100,000. The management of the Company understands that at this time KKM was not able to maintain the subsoil use contract because of financial liquidity problems. The owners of KKM, prior to its acquisition by Kazakh Metals, had incurred significant debt obligations on the property which they were unable to service and KKM’s assets were pledged as a guarantee for these debt obligations. Moreover, at the time of the acquisition of KKM by Kazakh Metals, the price of nickel was at the level where the processing of nickel ore by known and proven technologies was not considered economically feasible due to high processing costs. Therefore, the former owners of KKM sold their interests in KKM to Kazakh Metals at a price significantly below the estimated fair value to free itself from the debt obligations associated with the property. The former equity holders of KKM were not related parties. (See page F-14 of Exhibit A to this letter.)

Mr. Mark Wojciechowski

January 16, 2008

Form 10-Q for the Quarterly Period Ended June 30, 2007

Notes to Condensed Consolidated Financial Statements, page 6

Note 5 Other Assets, page 11

8.	We note your response to prior comment 15 and are unable to agree with your position. As such, we re-issue prior comment 15.

The Company proposes to revise its financial statements and associated disclosures and appropriately expense stripping and other costs incurred while the Company is in exploration stage. For additional details please see Exhibit A to this letter.

Form 10-Q for the Quarterly Period Ended September 30, 2007

General

9.	Please note that comments one through five, and eight above, are also applicable to your Form 10-Q for the quarterly period ended September 30, 2007.

The Company proposes to carry over all appropriate revisions to the annual report proposed herein to its quarterly report on Form 10-Q for the quarterly period ended September 30, 2007 to reflect comments one through five and eight above.

Condensed Consolidated Statements of Cash Flow, page 5

10.

Within your determination of ‘Net Cash from Investing Activities,’ you include an item identified as ‘Issuance of Shares.’ Please revise to present this item within the computation of ‘Net Cash from Financing Activities’ or tell us why you believe it is appropriate to include this item within investing activities. Please see paragraph 19 of SFAS 95 for further guidance.

This was a typographical error that the Company will correct in its amendment to its quarterly report.

Thank you for your assistance in this matter. If you have any questions or require additional information, please contact me directly.

Very truly yours,

POULTON & YORDAN

Richard T. Ludlow
Attorney at Law

Exhibit A

Summary of proposed revisions to the Annual Report of Bekem Metals, Inc.
for the year ended December 31, 2006 on Form 10-KSB

I.              Proposed Revisions in Response to Comments 3, 4 and 5

                 In response to comments 3, 4 and 5 of the staff’s comment letter dated November 30, 2007, the Company proposes revisions throughout Items 1 & 2 “Description of Business and Properties”, Item 6 “Management’s Discussion & Analysis” as appropriate, to remove terms such as “production”, “develop”, “development”, “mining/mineral operations”, “mining”, “operations” and similar terms and has replaced those statements with terms such as “explore”, “exploration”, “activities”, etc.

a)      In Items 1 & 2, “Description of Business and Properties” the Company has made revisions to the following paragraphs:

i)	paragraph 3 of “Company History” on page 3 of Exhibit A;
ii)	paragraphs 1 through 3 of “Title to Properties” beginning on page 8 of Exhibit A;
iii)	paragraph 2 of the “Kempirsai” subsection of “Geology and mineralization of deposits” on page 11 of Exhibit A;
iv)	paragraphs 1, 2, 5, 6 and 7 of the “Kempirsai” subsection of “History and current state of our deposits” beginning on page 12 of Exhibit A;
v)	paragraphs 1, 3 and 4 of “Processing” beginning on page 18 of Exhibit A;
vi)	paragraph 1 of the “Tax and Royalty Scheme in the Republic of Kazakhstan” on page 21 of Exhibit A;
vii)	the “Need for Additional Capital” risk factor on page 23 of Exhibit A;
viii)	the “Competition” risk factor on page 23 of Exhibit A;
ix)	paragraphs 2 and 5 of the “Foreign Operations” risk factor beginning on page 24 of Exhibit A; and
x)	the “Environmental Regulations” risk factor on page 25 of Exhibit A.

b)         In Item 6, “Management’s Discussion and Analysis” the Company has made revisions to the following paragraphs:

i)	paragraphs 2 and 3 of the introductory paragraphs of “Management’s Discussion and Analysis” beginning on page 27 of Exhibit A;
ii)	the “General and Administrative Expenses” paragraph on page 28 of Exhibit A;
iii)	the “Exploratory Costs” paragraph on page 28 of Exhibit A;
iv)	the “Total Operating Expenses and Loss from Operations” paragraph on page 29 of Exhibit A;
v)	we added a paragraph discussing “Interest Income”, see page 29 of Exhibit A;

vi)	paragraphs 1, 3 and 5 of “Liquidity and Capital Resources” beginning on page 30 of Exhibit A;
vii)	the introductory paragraph to “Plan of Operations” on page 31 of Exhibit A; and
viii)	footnotes 2 and 3 to the “Summary of Material and Contractual Commitments” table on page 33 of Exhibit A.

c)     In the Consolidated Financial Statements and Notes the Company has made the following revisions:

Consolidated Financial Statements

i)

the Company has added a separate cumulative column “For the period from March 5, 2004 (Date of Inception) through December 31, 2006” to the Consolidated Statements of Operations and the Consolidated Statements of Cash Flows, see pages F-5 and F-7 of Exhibit A.

Note 1

i)

the Company deleted the paragraphs entitled “Kempirsai Production Stage” and “Gornostai Exploration Stage” and replaced it with a paragraph entitled “Exploration Stage Company” on page F-9 of Exhibit A;

ii)	the “Revenue Recognition” paragraph on page F-10 of Exhibit A;
iii)	paragraphs 1-3 of “Depreciation, Depletion and Amortization” on page F-11 of Exhibit A;
iv)	paragraphs 1-3 of “Mineral Property Rights” on page F-11 of Exhibit A; and
v)	the Company has added a paragraph entitled “Exploratory Costs” beginning on page F-11 of Exhibit A.

II.            Proposed Revisions in Response to Comments 8

                In response to staff comment 8, the Company has revised Item 6 “Management’s Discussion and Analysis” and its Consolidated Financial Statements and Notes as follows:

Management’s Discussion and Analysis

i)	as noted in our response to the September 6, 2007 letter, we have removed “Stripping Costs” from “Critical Accounting Policies.”

Consolidated Financial Statements and Notes

i)

inventories and stripping costs previously recognized as assets have now been expensed. Incidental sales previously reported as Revenues were reclassified to Exploratory costs. The Consolidated Balance Sheets, the Consolidated Statements of Operations, the Consolidated Statements of Shareholders’ Equity (Deficit), the Consolidated Statements of Cash Flows and Notes have been corrected accordingly. See Consolidated Financial Statements and Notes beginning on page F-4 of Exhibit A.

The full text of the proposed revised Items 1 & 2 “Description of Business and Properties”, Item 6 “Management’s Discussion and Analysis” and the Consolidated Financial Statements and Notes is provided below.

PART I

Items 1 & 2.	Description of Business and Properties

Company History

Bekem Metals, Inc., (hereinafter referred to as “us,” “we,” the “Company” or “Bekem”) is engaged in the exploration of nickel, cobalt and brown coal in the Republic of Kazakhstan.

We incorporated in the state of Utah under the name EMPS Research Corporation on January 30, 2001. Until the end of the 2004 fiscal year, our primary business focus was the development, marketing and licensing of our patented technology for use in commercially separating nonmagnetic particulate material by building and testing a high frequency eddy-current separator (“HFECS”).

We changed our name to Bekem Metals, Inc., on March 16, 2005 following our acquisition of Condesa Pacific, S.A., a British Virgin Islands international business company, and its wholly owned subsidiary Kaznickel, LLP in January of 2005. With the acquisition of Kaznickel, our primary business focus shifted from the development of our HFECS technology to exploring for nickel and cobalt in Kazakhstan. On July 24, 2006 Condesa transferred its interest in Kaznickel to Bekem, making Kaznickel a wholly-owned subsidiary of Bekem. On October 1, 2006 Bekem sold Condesa to a third party for nominal value.

The primary asset of Kaznickel is an exploration and production concession issued by the government of the Republic of Kazakhstan which grants Kaznickel the exclusive right, through February 2008, unless extended, to explore for nickel, cobalt and other minerals in a 12,232 acre area in northeastern Kazakhstan known as the Gornostayevskoye (“Gornostai”) deposit. The concession further provides that if we make a commercial discovery of nickel, cobalt or other minerals within the concession territory, we can apply for and receive the exclusive rights to commercially produce and sell nickel and cobalt ore through February 2026.

On October 24, 2005 we acquired Kazakh Metals, Inc. (“KMI”), and its wholly owned subsidiary Kyzyl Kain Mamyt (“KKM”), LLP in exchange for 61,200,000 shares of our common stock. KKM holds the exclusive subsoil use contract to extract and process nickel and cobalt ore from its Kempirsai deposit, which is comprised of the Kara-Obinskoye, and Stepninskoye sections (collectively referred to as the “Kara-Obinskoye section”) and Novo-Shandashinskoye section, and brown coal from its Mamyt deposit. Unless otherwise indicated by the context of the disclosure, the Kara-Obinskoye section, the Novo-Shandashinskoye section and the Mamyt deposit are collectively referred to herein as the “Kempirsai deposit.” Under the applicable accounting reporting rules, KMI was considered the accounting acquirer.

**Company Structure**

Bekem Metals, Inc.
Nevada Corporation
(Wholly owned)
Kazakh Metals, Inc.,
a BVI international business company
(Wholly owned)
Kyzyl Kain Mamyt LLP,
a Kazakhstan limited liability partnership
Kempirsai Concession
Western Kazakhstan (575,756 acres)
Mamyt Concession
Western Kazakhstan (116 acres)
(Wholly owned)
Kaznickel, LLP,
a Kazakhstan limited liability partnership
Gornostai Concession
Eastern Kazakhstan (12,232 acres)

Business of the Company

The Nickel Market

According to United States Geological Survey (“USGS”) the world mine reserves of nickel and the world mine reserves base of nickel in 2006 were 64 million tons and 140 million tons, respectively. In 2006 total nickel production was approximately 1,550,000 tons. Russia was the largest producer of nickel in the world with a 20% market share, followed by Canada with 15%, Australia with 12%, and Indonesia with 9%.

There is some debate in the market as to whether nickel prices will continue to increase. In 2006 the average price for nickel was about $24,287 per ton, up from $14,372 in 2005. The average London Metal Exchange (“LME”) price for nickel in January 2007 was $36,811 per ton.

There are several factors that can affect the overall worldwide nickel demand and prices in the future, which include the following:

•	Expansion of new nickel mining capacity;
•	New processing technologies;
•	Stainless-steel worldwide demand.

There are a number of new nickel mining projects that are projected to meet demand over the next five years. The Brazilian CVRD (former INCO) has been constructing a laterite mining complex at Goro near the southeastern tip of New Caledonia. It is anticipated that the New Caledonian nickel will be recovered onsite using pressure acid leaching technology. Australia’s leading nickel producer, BHP Billiton, is also developing a large laterite deposit near Ravensthorpe, Western Australia. Several other companies are considering employing some form of acid leaching technology to recover nickel in Cuba, Guatemala and the Philippines. The USGS has reported, however, that some nickel consumers are concerned that the global demand for nickel could outstrip supply before new mining projects can be completed. At least five automobile manufactures plan to use nickel-metal hydride batteries to power their gasoline-electric hybrid vehicle for the 2008 and 2009 model years, which would lead to a significant increase in nickel demand.

According to CRU Strategies, an independent business analysis and consultancy group focused on the mining, metals, power, cables, fertilizer and chemical sectors, the compounded annual growth rate (“CAGR”) of primary nickel consumption in the last 5 years was 4.1%. In the next five years the CAGR is expected to grow strongly up to 4.3% annually. Increasing world consumption of stainless steel is being driven in large part by China’s continued rapid economic expansion. Strong economic growth in the rest of the world will also support nickel consumption. The CRU Strategies analysis indicates that over 320,000 tons more primary nickel will be required by 2011 compared with 2006, and that supply and demand of primary nickel would be evenly matched in the next five years if the industry developed laterite ore bodies, especially limonite deposits utilizing high pressure acid leach technology.

Stainless-steel production, the single largest end use market segment of nickel, is expected to grow steadily in the next five years, relying heavily on the primary nickel supply for its expansion. Of course, high nickel prices force some steel mills to substitute chromium and manganese in place of nickel; while this lowers the cost of producing, it also lowers the corrosion-resistance of the steel. This lower-quality steel is used mainly in consumer applications where the low price of the final product is more important than corrosion resistance. Resistance to corrosion makes nickel an essential element both in alloys and as a catalyst. For aerospace, electric power and petrochemical industries, this resistance to corrosion is essential, as well as for use in gray-iron castings to toughen the iron, promote graphitization and improve machineability.

Our Properties

As discussed above, through our subsidiaries, we hold the rights to the Kempirsai nickel, cobalt and brown coal deposits, which are located in northwestern Kazakhstan and the Gornostai nickel and cobalt deposit located in northeastern Kazakhstan.

Location and access to our properties

The Kempirsai deposit is located in the Khromtausky region of northwestern Kazakhstan, approximately 130 kilometers northeast of Aktobe, Kazakhstan. The nickel and cobalt deposits are located approximately 35 kilometers south of Badamsha village, Aktobe region, Kazakhstan and the brown coal deposit is located approximately 30 kilometers east of Badamsha village, Aktobe region, Kazakhstan. Badamsha is a village of approximately 6,000 people. The Aktubinsk-Karabutak asphalt highway runs within 14 kilometers to the south of the nickel and cobalt deposit. The nickel, cobalt and brown coal deposits can be accessed through a network of country roads. The Orsk-Kanadagash state railway runs nearby the Kempirsai deposit and, through our subsidiary KKM, we own 55 kilometers of our own railway. Our railway connects the Kempirsai deposit to a reloading station and to a Russian railway.

The Gornostai deposit is located in the Beskaragaiskiy region of northeastern Kazakhstan, approximately 110 kilometers west of Semey, Kazakhstan and 30 kilometers east of Kurchatov, Kazakhstan. The Gornostai deposit is divided into the South and North sections by the navigable Irtysh River. The Gornostai deposit may be accessed by an asphalt highway that crosses the northern part of the South section of the deposit. The Semey-Astana railway also passes through the northern part of the South section of the deposit.

Title to Properties

We hold several subsoil use contracts that grant us the right to explore for and extract nickel, cobalt and brown coal at the Kempirsai deposit. We also hold an subsoil use contract that currently grants us the right to explore for nickel, cobalt and other minerals within the Gornostai deposit. Upon discovery of commercially producible reserves we can apply to move to commercial production. For additional information regarding our contracts please see the following table.

Territory Name	Size of Territory	Primary Minerals	License Type	License or Contract #	License and Subsoil Use Contract Term

Kempirsai	575,756 acres	Nickel and cobalt ore	Production	MG #420 MG #426	Expires Oct, 12, 2011 unless extended.

Mamyt	116 acres	Brown coal	Production	MG #9-D	Expires Dec, 11 2018 unless extended.

Gornostai	12,232 acres	Nickel and cobalt ore	Exploration and Production	1349	Exploration period expires Feb. 26, 2008 unless extended. Production period expires Feb. 26, 2026 unless extended.

The Kempirsai deposit was discovered and actively explored during the Soviet era. In the 1980s, the State Reserves Committee approved the reserves (based on Soviet standards) and approved the Kempirsai deposit for commercial production. The Kempirsai deposit was actively mined during the 1980s and early 1990s. Active mining at the Kempirsai deposit ceased in 1996. The working program associated with these licenses for the Kempirsai nickel, cobalt and Mamyt brown coal deposits are production contracts, those contracts do not require us to undertake significant exploration activities. While we do not have fixed exploration obligations, in order to retain our licenses we are required to engage in certain activities. For details regarding our minimum mine production requirements see “Working Programs of our Subsidiaries” in this Item 1 & 2 “Description of Business and Properties.”

The subsoil use contract to the Gornostai deposit was issued in February 2004. At the time it was issued, the Ministry of Energy and Mineral Resources of the Republic of Kazakhstan (the “MEMR”) determined that additional exploration of the deposit was necessary to determine the existence of commercially producible mineral reserves. Therefore, the subsoil use contract provides a period for exploration. Under the terms of the contract for the Gornostai deposit, we were granted the right to explore for nickel and cobalt for two years. The exploration term provides for two two-year extensions upon our request. We requested and were granted our first extension, extending the current exploration period to February 2008. Upon discovery of commercially producible nickel and/or cobalt reserves, we may notify the MEMR and convert from exploration stage to commercial production stage. If we make no commercial discoveries before the end of the exploration period, as extended, our rights to the territory will revert back to Republic of Kazakhstan. Upon completion of exploration, we will return to the Republic of Kazakhstan the rights to all areas within the licensed territory wherein no commercial discoveries of nickel and/or cobalt were made.

When we complete exploration of the Gornostai deposit, assuming we make commercial discoveries, we will apply to the MEMR to move to commercial production. At that time we will be required to pay a 0.1% commercial discovery bonus based on the initial determination of our mineral resources by the MEMR.

The term of each of our subsoil use contracts vary. Under our contracts we have the right to negotiate with the MEMR for extensions of the terms of those contracts. If we are unsuccessful in negotiating extensions, upon the expiration of those contracts our interest in and rights to those properties terminates and reverts back to the government of the Republic of Kazakhstan, but we retain the rights to all tangible and intangible assets we acquire for exploration, extraction and production at these deposits.

All of our subsoil use contracts are currently in good standing. Retention of our contracts, however, is contingent upon our complying with our annual minimum work program requirements and other subsoil use contract obligations. If we fail to satisfy our annual minimum working program requirements we could be subject to fines and penalties or even to the potential forfeiture of our contracts and all rights we have thereunder.

Under the terms of our subsoil use contracts we are required to provide industrial training to our employees in an amount not less than 1% of the total minimum work program expenses we incur each year.

For additional details regarding the terms and obligations associated with our subsoil use contracts and licenses please see “Tax and Royalty Scheme in the Republic of Kazakhstan” and “Working Programs of our Subsidiaries” in Item 1 & 2 “Description of Business and Properties”, “Summary of Material Contractual Commitments” in Item 6 “Management’s Discussion and Analysis” and “Note 4 – Property, Plant and Mineral Interests”, “Note 9 – Asset Retirement Obligation” and “Note 12 – Commitments and Contingencies” contained in the Notes to our Consolidated Financial Statements.

Working Programs of our Subsidiaries

For us to maintain our rights to the Kempirsai and Gornostai deposits we must satisfy the work program requirements of the MEMR for each property. Each year we must submit a proposed annual work program under each subsoil use contract or license to the MEMR. This annual work program must be reviewed and approved by the MEMR. The current work program under our KKM contracts and licenses calls for KKM to extract the following amounts of ore from the Kempirsai deposit and brown coal from the Mamyt deposit:

	Tons of Ore	Tons of Brown Coal
2006	-0-	20,000
2007	175,000	60,000
2008	350,000	200,000
2009	1,000,000	200,000
2010	1,000,000	200,000
2011	1,000,000	200,000
2012		200,000
2013		200,000
2014		200,000
2015		200,000
2016		200,000
2017		200,000
2018		200,000

Under our 2006 work program for Kaznickel, we were required to drill at least 17,498 meters on the Gornostai deposit. We drilled only 12,652 meters during 2006. We have been successful in negotiating an amendment to our work program with the MEMR to allocate the balance of the 4,846 meters to the drilling program for 2007. Our total drilling requirement for the 2007 calendar year is 12,961 meters. Through February 2007, we have drilled a total of 5,990 meters.

Should we fail to complete the minimum work program in any year, the MEMR could review the work program, request an update and amendment to the work program, impose fines and penalties upon us or even revoke our subsoil use contracts and licenses.

Geology and mineralization of our deposits

Kempirsai

As mentioned above, the Kempirsai nickel and cobalt deposit is comprised of two deposits: Kara-Obinskoye, and Novo-Shandashinskoye. These deposits are located approximately 5-10 kilometers from each other. The results of exploration carried out during the Soviet era show that nickel and cobalt ore is located within the Kempirsai deposit ultramafic massif. The minerals are found in laterite form and are associated with leached nontronized serpentinites. The ore bodies have a blanket-like shape and tend to lie conformably on the underlying rocks. The depth of ore bodies from the surface is 0-40 m. In vertical section they are mainly horizontal in attitude and show variable thickness. Thickness varies from 2.0 meters to 30.0 meters, with an average thickness of 6.0 meters. Average stripping ratio is 1.5 cubic meters per ton. The nickel content of the ore within the Kempirsai deposit varies from 0.8% to 3.0% and cobalt – from 0.025% to 0.08%. The average nickel and cobalt content for the Kara-Obinskoye are 1.1% and 0.066% respectively. The average nickel and cobalt content for the Novo-Shandashinskoye deposit are 1.38% and 0.045%.

The ore reserves of the Kempirsai deposit were evaluated during the Soviet era based on Soviet standards. The Soviet standards, however, are not consistent with the standards established by the United States Securities and Exchange Commission (“SEC”). Therefore, consistent with SEC Industry Guide 7, we have included no claims as to the ore reserves that may be contained within the Kempirsai deposit. Until such time as we establish commercially producible reserves within the Kempirsai deposit you should consider the Kempirsai project to be exploratory in nature. The Kempirsai deposit is currently being evaluated by Wardell Armstrong, a qualified independent engineering firm. We anticipate they will issue a preliminary report during the second quarter 2007. For additional information regarding reserves please see “Reserves” in this Items 1 & 2 “Description of Business and Properties.”

Gornostai

Exploration activities conducted during the Soviet era and by us since we acquired the rights to the deposit have identified 21 ore bodies through drilling within the South section of the deposit and two ore bodies in the North section. The area of the deposit is located within the Gornostai ultramafic belt. The area of deposit is characterized by three distinct zones of ochre, nontronite, and leached and disintegrated serpentinite:

•	Ochre zone represents the upper part of the serpentinite weathered crust.
•	Nontronite zone is more widespread than the ochre zone with thickness varying from 2 up to 10 m (sometimes reaching 30 m)
•	Zone of leached and disintegrated serpentinite is the most widespread amongst the three zones. The zone mean thickness is 15-20 m (in some cases up to 50 m).

The minerals are found mainly in laterite form. The ore bodies have embedded form, are mainly horizontal in attitude and show variable thickness. The nickel content in the ore bodies varies from 0.7% to 2.3% and cobalt from 0.05% to 0.37%. The ore bodies are typically located at depths between 0 to 20 meters from the surface, allowing from strip mining. The lengths of the ore bodies range from 200 meters to 4,050 meters and widths range from 200 meters to 2,000 meters. Thickness varies from 0.8 meters to 15 meters. Average ore body thickness is around 4.2 meters, with an estimated average stripping ratio of 1.8 cubic meters per ton. Of the drilling done to date, the average content of nickel is 0.85% and cobalt 0.059%.

Based on the exploration activities undertaken on the deposit, we believe the size of the ore bodies, their simple form and shallow bedding will allow the deposit to be mined by open pit method with a low stripping ratio.

Despite the exploration work completed during the Soviet time and by us since acquiring this deposit, we do not have a current ore reserve estimate for the Gornostai deposit that complies with the standards established by the SEC. Accordingly, and consistent with SEC Industry Guide 7, we provide no claims as to the ore reserves that may be contained within the Gornostai deposit. Moreover, because we are currently in the exploration stage of our contract and have not yet established commercially producible reserves, the Gornostai project should be deemed exploratory in nature. This deposit is currently being evaluated by Wardell Armstrong. We expect Wardell Armstrong will complete their evaluation and issue their preliminary report during the second quarter of 2007. For additional information regarding reserves please see “Reserves” in this Items 1 & 2 “Description of Business and Properties.”

History and current state of our deposits

Kempirsai

The KKM subsoil use contract to the nickel and cobalt deposits covers a 575,756 acre territory, in northwestern Kazakhstan. This contract was issued by the MEMR and incorporates License series MG#420 and MG#426. These licenses to the nickel and cobalt deposits cover a period expiring on October 12, 2011. This contract may be extended upon agreement between KKM and the MEMR. KKM also holds a subsoil use contract that incorporates License series MG #9-D for a brown coal deposit located within 40 kilometers of its nickel and cobalt deposit. This contract expires on December 11, 2018 with the possibility of further extensions.

Historical exploration and production activities

Deposits in the area of the Kempirsai deposit were first discovered in the 1930s. The Kempirsai deposit was discovered in 1938 and explored during the Soviet era. During the late 1970s the Kara-Obinskoye and Novo-Shandashinskoye sections were explored by core drilling on a 12.5-25m x 25m grid. The volume of exploration works done on the deposits were as follows:

Deposit	Number of Holes	Meters	Samples

Kara-Obinskoye	4,498	79,400	46,490
Novo-Shandashinskoye	780	7,770	6,135

The State Reserves Committee approved the Kara-Obinskoye and Novo-Shandashinskoye reserves for commercial production in the 1980s. These deposits, along with others in the region, were assigned to YuzhUralNickel during the Soviet era. YuzhUralNickel is a Russian company with a nickel processing plant in Russia located approximately 90 kilometers north of the Kempirsai deposit. Approximately 171 million tons of nickel ore have been mined from deposits in the area where the Kempirsai deposit is located, including 770,000 tons from the Kara-Obinskoye and Novo-Shandashinskoye sections of the Kempirsai deposit. During peak production in the late 1980s, almost five million tons of ore were mined annually from the Kempirsai deposit. Active mining of the Kempirsai deposit was discontinued in 1996.

The Kempirsai deposit remained the property of YuzhUralNickel after the break up of the Soviet Union until 1996, when a joint venture between YuzhUralNickel and the Kazakhstan State Property Committee was formed. Because of a lack of Russian interest in developing this deposit in Kazakhstan, the joint venture was unsuccessful. In 1999 the rights to the Kempirsai and Mamyt deposits were acquired by KKM from the joint venture. Due to a lack of funding and processing capability, combined with market conditions and the nickel content of Kempirsai ore, KKM has not engaged in active or significant mining activity since acquiring the deposits.

Historically, the Kempirsai deposit was open-pit mined, with maximum mining depths of approximately 20 meters. We anticipate that the Kempirsai deposit will be open-put mined in the future.

Plant, equipment and infrastructure

KKM owns fuel tanks, locomotives, rail cars, railway cranes, bridge cranes, railway cisterns, maintenance equipment, excavators, motor graders, passenger vehicles, passenger buses, heavy dump trucks, hoppers, scales, lathes, forging hammers, presses, grinding, milling and boring machines, boilers, electrical substations, office equipment, business machines, portable communication equipment, laboratory equipment and multiple buildings. The machinery was manufactured between 1950 and the present. The buildings were built between the 1940’s and the early 1990’s. Our equipment and infrastructure in its current state has the capacity to mine approximately 250,000 tons of ore annually. Much of our existing equipment and buildings will need repair and refurbishing prior to being put into active operation. We estimate the cost of these repairs to be approximately $1,000,000. Once repaired, we expect our infrastructure and equipment to have a standing capacity to mine up to 500,000 tons of ore annually.

In addition to the rail and road infrastructure discussed above, 220 and 110 kilovolt high voltage power lines run nearby the Kempirsai deposit and the Buhara-Ural gas pipeline runs approximately 10 km to the east of the Kempirsai deposit, (see “Kempirsai Project Location Map” included in “Location and access to our properties” in this Item 1 & 2 “Description of Business and Properties.”) We can access water from the lakes around Badamsha. In the future, we also plan to use coal from our Mamyt deposit to supply power for an ore processing plant.

Costs

Since acquiring the rights to the Kempirsai deposit in 1999, KKM has expended approximately $14,000,000 million at the Kempirsai deposit, including approximately $5,500,000 from the date we acquired KMI in October 2005 through December 31, 2006. We anticipate future planned costs to be up to $600 million, depending on technology and capacity of the processing plant we plan to build at the Kempirsai deposit as discussed herein greater detail in the “Processing” section of this Item 1 & 2. “Description of Business and Property.” We plan to spend approximately $3.4 million in 2007, depending on ore sells, in the further development of the Kempirsai deposit and in the “Plan of Operations” section of Item 6. “Management’s Discussion and Analysis.”

Gornostai

In February 2004, Kaznickel acquired a concession for exploration and development of the Gornostai nickel and cobalt deposit (contract No. 1349 registered by the MEMR), covering 12,232 acres in eastern Kazakhstan.

We are at the exploration stage on the Gornostai deposit. This deposit was discovered in 1958. From 1960 to 1968 a series of geological and prospecting surveys and evaluation work was performed on both sections of the deposit by the Semipalatinsk Expedition to evaluate available nickel and cobalt ore reserves. The surveys identified and explored 21 ore bodies on the South section and two ore bodies on the North section of the deposit. These exploration works tested the deposit to depths of around 50-75 meters in the South section and up to 150 meters in the North section.

In the South section, drilling was undertaken on a 200-400 meter x 100-200 meter grid. In total 2,067 shallow depth holes with a total length of about 60,000 m and several deep holes with a total length of 2,857 meters were drilled. 48 pits varying in depth between 4.3 – 24.6 meters (570 meters in total) were explored around drill hole to check core sample results. In 1965 two pits were explored for metallurgical samples. Sample weights were 1.3 and 3.6 tons. Samples were tested at the VNIITzvetmet Institute in Ust-Kamenogorsk, Kazakhstan.

In the North section, drilling was undertaken primarily on a 1600 meter x 400 meter grid. Ore bodies of significant thickness, up to 40 meters, with nickel content up to 3.64% (average 1.55%) were identified. These deposits were located at depths between 40-90 meters.

The Gornostai deposit was abandoned, however, as reserves around Norilsk in Russia were considered more attractive because of larger reserves and higher nickel content. Moreover, the Norilsk reserves were already at the production stage. In addition, a Soviet army nuclear test site, similar to the Nevada Test Site, was located near the Gornostai deposit. The surrounding territory, including the deposit, was considered a secret military zone. For these reasons, further exploration of the deposit was discontinued in 1968.

The last nuclear testing in the area was conducted more than 15 years ago. Recent tests show that the radiation levels in the soil, water and air are within normal ranges.

Exploration activities

Since acquiring Kaznickel, consistent with the terms of the current three-year work program for the deposit approved by the MEMR in 2005, we have engaged in exploration activities within the Gornostai licensed territory to determine the characteristics of this deposit. During 2006 we drilled 488 holes to a total depth of 12,652 meters, and an average depth of 30 meters per hole, and have taken 6,755 geochemical and core samples to CenterGeoAnalit LLP, a nationally accredited independent laboratory located in Karaganda, Kazakhstan, to perform spectrum and quantity analysis to identify the content of nickel, cobalt and iron. During 2005 we drilled 42 holes to a total depth of 1,065 meters, and an average depth of 30 meters and have taken 595 samples to the Institute of Nonferrous Metals, located in Oskemen, Kazakhstan. Under the three-year work program, we are required to drill an additional 12,961 meters in 2007. In addition to the drilling works that have been completed, a small area of the Gornostai deposit was strip mined in 1991.

As discussed above, currently the exploration stage of our license runs through February 2008. We have the option to extend exploration stage through December 31, 2009. During the exploration stage we are required to engage in certain activities to determine the existence of commercially producible mineral reserves. We have planned the following exploration activities for 2007, which we believe will be sufficient to both satisfy our minimum work program requirements and to help us establish commercially producible reserves within the Gornostai deposit. Once we establish commercially producible reserves, we plan to move to commercial production at the Gornostai deposit.

Activity	Quantity	Anticipated Timetable	Estimated Cost

Core drilling South section including mobilization/ demobilization	15,000 meters 615 holes	January 2007 through June 2007	$1,315,000

Core drilling North section	700 meters 5 holes	June 2007 through July 2007	$62,000

Pits for checking drilling results		July 2007 through September 2007	$51,000

Core sampling	8,700 samples	January 2007 through July 2007	$42,000

Survey, hydrology and engineering		March 2007 through July 2007	$58,000

Core preparation	8,900 samples	January 2007 through September 2007	$52,000

Assaying and metallurgical tests	9,000 samples	February 2007 through October 2007	$135,000

Interpretation of exploration results and preparation of the report and reserve estimate for submission to the State Reserves Committee (“SRC”)		July 2007 through April 2008	$50,000

Approval of report and reserve estimate by SRC		April 2008 to September 2008	$0

We have retained three local drilling contractors, SemGeo LLP, Topaz and Tomai-Burservice to perform core drilling activities. Each of these drilling contractors holds a state license to provide services as a drilling contractor and has years of drilling experience in the local market.

Core sampling, core logging and results interpretation will be carried out by our own in-house geologists, who have 10-30 years experience in such activities. Core preparation will be conducted by the preparation laboratory of SemGeo LLP, a third party with years of experience in the local market. Assaying will be done by CenterGeoAnalit LLP.

Core sampling, assaying and quality assurance/quality control

Core sampling will be conducted over the full length of the hole. In general, sample intervals will be 1-2 meters, which will produce 2-5 kilograms of sample from each interval. The core will not be cut because the rocks are fractured. Samples will be undertaken of the whole core.

All sample preparation will be done at the SemGeo LLP laboratory, which is located approximately 120 kilometers from the Gornostai deposit. Whole core samples are sent to SemGeo in 2-5 kilogram labeled Hessian bags which are stacked in racks and dried at approximately 90° C. Samples are then sent to a small jaw crusher that reduces the whole sample to 4-5 millimeters. The sample is then sent to a roll crusher where it is reduced to 1-2 millimeters. The equipment is cleaned with compressed air between samples. Samples are then split by cone and quartering with opposite quadrants combined before being sent to the disc grinder where the sample is reduced in size to 74 micrometers. Every fifth sample is checked by sieving to see if it complies with this grain size. As an additional check, every thirtieth sample is waste rock to act as a “blank” control.

From the sample preparation facility, approximately 60 grams of pulverized sample will be sent to the CenterGeoAnalit LLP laboratory for assay, while the pulps are kept at the sample preparation facility. Assaying includes the quantitative determination of the main ore components, including nickel, cobalt and iron.

Composite samples will be produced to determine the chemical composition of slag-forming oxides, detrimental impurities and accompanying components in the ores. Composites are made up from three to five individual samples from one intersection by taking material from duplicates of analytical samples proportional to their length. The maximum weight of a composite sample will be 250 grams.

For quality control, each of 30 samples includes approximately 10% checks comprising of one blank, one duplicate and one standard. As standards, we use the certified Reference Samples from GEOSTATS PTY LTD (Australia). We have 11 standards with nickel grade varying from 0.02% to 1.51%. In the event an assay result of the Reference Sample shows >2 or <2 standard deviations from the accredited value, the whole batch will be re-assayed.

Submission of report and reserves estimate to the State Resources Committee

We will retain a third party to work with our in-house geologists to prepare the report and reserve estimate for submission to the State Resources Committee in connection with our application to move to the Gornostai deposit from exploration phase to commercial production phase. We have not yet selected a party to provide this service.

Infrastructure

In addition to the road and rail infrastructure discussed above, low tension power lines follow the railway are run within the Gornostai deposit. A high tension power line is located approximately 6-7 km to the south of the central part of the South deposit. We have access to water from Irtysh River. Unlike the Kempirsai deposit, there are no buildings and minimal equipment at the Gornostai deposit.

Costs

Since acquiring the rights to the Kempirsai deposit in February 2004, Kaznickel has spent approximately $3,000,000 in exploration activities at the Gornostai deposit. Of this amount, approximately $2,500,000 was spent from January 2005, when we acquired Kaznickel, to December 31, 2006. As with the Kempirsai deposit, we anticipate costs to be as high as $600,000,000, depending on capacity and technology of the type of processing plant we build at the Gornostai deposit as discussed herein greater detail in the “Processing” section of this Item 1 & 2. “Description of Business and Property.” We plan to spend approximately $1,800,000 in exploration activities within the Gornostai deposit during fiscal 2007. For additional details please see the “Plan of Operations” section of Item 6. “Management’s Discussion and Analysis”.

Processing

We currently have no processing facilities at either the Gornostai or Kempirsai deposits. Once we establish to existence of commercially producible reserves, we intend to construct a processing facility. Historically, pyrometallurgy has been the most common processing procedure utilized to process nickel and cobalt ores. Hydrometallurgical technology has improved to the point that it is now an acceptable alternative to pyrometallurgy for processing nickel and cobalt ores. Both technologies require large plants, costly construction and expensive equipment often requiring capital infusions of hundreds of millions of dollars.

The KMI acquisition gave us the rights to a proprietary technology for processing nickel and cobalt ores. While this technology has not previously been used to process nickel and cobalt ores, it is based on the same principles used to process titanium and other rare earth metals in Kazakhstan and Russia. The processing technique utilizes hydrogen chloride to leach out the nickel and cobalt ores with sublimation of the nickel and cobalt chlorides occurring at 1,050-1,100 (Degrees) Celsius. This technology utilizes a closed-circle utilization chamber, which results in no emissions while achieving extraction rates comparable to pyrometallurgy and hydrometallurgy.

The following table provides additional information regarding recovery rates and cost per ton of metal recovered associated with pyrometallurgical, hydrometallurgical and hydrochlorination plants:

	Pyrometallurgy	Hydrometallurgy	Hydrochlorination(1)

Average nickel recovery rate(2)	80%	95-99%	93%
Average cobalt recovery rate(2)	75-80%	90-95%	85-88%
Cost per ton of metal recovered	$8,000	$4,000	$5,000

(1) As this process is still in the research and development stage, all figures given are estimates based on the estimates calculated by the Mining Bureau, an independent third party research and development firm focused on mining and metallurgy in Kazakhstan. These estimates could vary materially if test works show the need for additional materials, equipment or processes needed to recover nickel and cobalt.

(2) Ore recovery rates are subject to a number of different factors, including processing techniques, ore characteristics, etc., which can cause rates of recovery actually realized to vary.

The following table provides a comparison of the estimated initial construction costs and time required to build pyrometallurgical, hydromettalurgical and hydrochlorination ore processing plants capable of processing 500,000 and 1,000,000 tons of head ore annually.

	Pyrometallurgy	Hydrometallurgy	Hydrochlorination(1)
500,000 tons annually
Initial construction cost	$100-150 million	$500-600 million	$100 million
Estimated construction time	24 months	24 months	24 months

1,000,000 tons annually
Initial construction cost	$250-$350 million	Over $650 million	$100 million
Estimate construction time	24-36 months	36+ months	24 months

(1) As this process is still in the research and development stage, all figures given are estimates based on the estimates calculated by the Mining Bureau, an independent third party research and development firm focused on mining and metallurgy in Kazakhstan. These estimates could vary materially if test works show the need for additional materials, equipment or processes needed to recover nickel and cobalt.

We have constructed a pilot plant at our Kempirsai deposit to test our hydrochlorination process. Initially we had planned to complete the pilot plant and begin testing during the second quarter 2006. The pilot plant was completed in October 2006 and we began testing the mineral concentrating capability of our hydrochlorination processing technology at the pilot plant level in October 2006. The initial tests of the pilot plant used head ore from our Kempirsai deposit. The average nickel content of our Kempirsai head ore is approximately 1.1 percent per ton. PIT Geoanalitika, an independent Kazakh company, conducted chemical analysis of several different samples of the pilot plant concentrates and found that nickel content following the hydrochlorination process increased to 10 to 15 percent. We feel these initial results justify further research and development to optimize the process at the scale of a pilot plant with a view to employing the technology in commercial production in the future.

Our pilot processing plant has a processing capacity of 12.5 tons of ore per day. We processed an aggregate of 10 tons of ore through the pilot plant from October 2006 to January 2007. For reasons discussed in more detail below, we have processed no additional ore since January 2007.

Initially we estimated that we would need approximately six months to test our hydrochlorination process at the pilot plant level to determine its commercial viability. Testing, however, has progressed more slowly than initially expected due to a number of factors. First, the use of chlorides in the process and difficulties in getting isolation in the rotating kiln significantly enhances the potential risk to personnel and the environment, so we have had to proceed carefully. Second, because this process has not previously been used to commercially process nickel and cobalt, we have had to develop processes and procedures without the benefit of relying on others experience. Third, because of the use of chlorides and associated acids, the necessary equipment for the pilot plant has been difficult to design, locate and procure. Fourth, during the testing stage, following each test run we halt the pilot plant, disassemble the rotating kiln and test and replace the inner lining of the kiln to ensure the integrity of the equipment used in the process. Fifth, due to unusually harsh weather conditions at our Kempirsai deposit this winter, including up to 13 feet of snow and temperature as low as 31 to 40 degrees below zero Fahrenheit, we were forced to discontinue operations at the pilot plant in January 2007 and have not operated the pilot plant for testing of hydrochlorination since that time. The idle time at the pilot plant has been used to improve the inner lining of the rotating kiln to withstand the temperatures of more than 1,200 degrees Celsius, check and replace the pipes transporting the acids throughout the pilot plant facility, recheck, order and replace the heating and cooling system, and various other parts and blocks of the pilot plant and to investigate the possible acquisition of agglomeration and magnetic separation equipment.

Weather permitting, we plan to recommence testing at the pilot plant in April 2007. We have planned a series of tests designed to establish the economic feasibility of the processing technology and to formulate the required procedures, protocols and operational guidelines for commercial utilization of the hydrochlorination process. We expect this testing will be completed in the fourth quarter 2007 and have budgeted $200,000 for the cost of this testing and development.

Once we have completed these tests and analyzed the results, we will make a final determination as to the feasibility of our hydrochlorination technology for the commercial production of our deposits.

In light of the delays experienced to this point and the planned testing through the end of the 2007 fiscal year, coupled with the time requirements to build a commercial hydrochlorination processing plant, should the technology prove technically and economically feasible, we have been researching other options that might allow us to get to commercial production at Kempirsai more quickly. To this end, we have approached several leading design and metallurgy institutes to supply feasibility studies for a commercial processing plant utilizing pyrometallurgy as a main technology to produce ferronickel from our Kempirsai deposit.

We are considering proposals for the construction of a ferronickel pyrometallurgical commercial processing plant at the Kempirsai deposit. We anticipate the plant will be built in several phases. The first phase would include the construction of a plant with capacity to process up to 500,000 tons of head ore annually. Depending upon the success of the first phase of the plant, we would then have the option to increase the capacity to 1,000,000 tons of head ore processing capacity annually over several years. We anticipate this expansion would occur in additional phases. We have allocated $940,000 this year for pre-feasibility and feasibility studies upon which we can base a decision with regard to commencement of construction of phase one of a pyrometallurgical plant at the Kempirsai deposit. We expect to receive a detailed feasibility study within the next several months.

Irrespective of our decision regarding the feasibility of a pyrometallurgical processing plant at the Kempirsai deposit, we plan to continue testing and development of our hydrochlorination process as discussed above.

Reserves

We do not have a current estimate of the ore reserves contained within our concessions. While we have reserve estimates prepared during Soviet times, we do not know the accuracy of those reserve estimates and do not believe them to be to the standards established by the SEC. As disclosed herein, we are working with Wardell Armstrong, a qualified independent engineering firm, to provide us with a preliminary ore resource estimate of our deposits that will conform to the Australasian Joint Ore Reserves Committee (“JORC Code”). We anticipate this report will be completed during the second quarter 2007.

We anticipate that the preliminary Wardell Armstrong report will indicate that currently we have only ore resources. Under the SEC standard and the JORC Code, mineral deposits qualify as “reserves” only to the extent some part of the deposit can be economically and legally extracted or produced at the time of the reserve determination. At the present time, we do not know whether the ore in our deposits can be economically extracted or produced. For this purpose, we intend to retain an independent third party during 2007 to conduct a preliminary feasibility study to provide information on mining, processing, metallurgical, economic and other relevant factors to determine whether each of our deposits can be economically produced. We anticipate this preliminary feasibility study on the Kempirsai deposit will be undertaken in the second half of 2007 and should be completed sometime during the first quarter 2008. We expect a preliminary feasibility study on the Gornostai deposit will be undertaken some time in 2008. At the time these preliminary feasibility studies are conducted, we will ask Wardell Armstrong to conduct a follow up evaluation of our deposits consistent with SEC standards.

Because our deposits are without known reserves, you should consider our proposed programs to be exploratory in nature.

Tax and Royalty Scheme in the Republic of Kazakhstan

We are subject to the following taxes and royalties payable to the Republic of Kazakhstan:

Class of Tax or Royalty	Basis of Tax	Payable Period	Annual Rate
Corporate Income Tax	Profits	Monthly	30%
Social Tax	Payroll	Monthly	21-26%
VAT	Value added	Monthly	14-20%
Property Tax	Property	Quarterly	1%
Royalty (ore)	Output volume	Monthly/Quarterly	2.21%
Royalty (brown coal)	Output volume	Monthly/Quarterly	0.9%
Excess Profit Tax	Net income	Annually	4-60%

Competition

Recent high prices for nickel and cobalt are the result of the growing demand from such economies, such as China and India, and certain industries, such as stainless steel, experienced a near 8% increase in demand in 2006 as compared to 2005. This spike in worldwide demand is not being met by current supply as the current capacity of nickel producers is limited and new plant commissions have been postponed several times. Also contributing to the price increase is the uneasy situation in New Caledonia and Indonesia, where the local populations have held protests at mines and plants, as well a series of strikes held in Canada at the CVRD and Xtrata owned properties. All of these issues have contributed to increased prices and historically low levels of the nickel held at LME-approved warehouses, reaching as low as 3,600 tons.

Cobalt prices have also reached as high as $66,000 per ton recently due to several factors. The main reason for the price increase is the deal between Norilsk Nickel, the world’s largest producer of nickel, and OM group. In exchange for selling OM’s plant in Finland to NorNickel, NorNickel has agreed to sell all of its produced cobalt to directly to OM, thus potentially limiting the volume of cobalt available on the market.

Total nickel production worldwide was approximately 1,550,000 tons in 2006, according to USGS. Norilsk Nickel is the largest nickel producer followed by CVRD, BHP Billiton Plc, Eramet Group and Xtrata. These five companies account for approximately 66% of the world’s primary nickel production, while more than 30 medium to small size companies produce the remaining 34%.

Until recently, there were no nickel-producing companies in Kazakhstan. In February 2004, Oriel Resources, a London-based company, acquired 90% of Muzbel LLC, which holds exploration and extraction rights for the Shevchenko nickel deposit in northern Kazakhstan. The Shevchenko Nickel Project Feasibility Study showed that proven and probable nickel laterite ore reserves were 104.4 million tons of 0.79% nickel.

In October 2006, Oriel Resources was acquired by IPH Polychrom Holding BV and Croweley International Limited. Based on the latest announcement, Oriel plans to develop its chrome deposit in Kazakhstan and review its plans for the Schevchenko nickel deposit in Kazakhstan.

Companies compete with each other generally across the globe and are best categorized by their size, reserve base, ore richness and production method, due to different extracting technologies applied, and the final product. Competition in this industry focuses largely on price and nickel content, whether it is sold in unwrought or chemical form. High nickel content material is sold at higher prices and is most sought after among customers.

We do not anticipate direct competition from Oriel Resources should they pursue the plan to build a nickel processing plant. Nickel and cobalt are part of a global market and a worldwide demand, in which the supply is limited and the number of industries that use nickel and cobalt is increasing, thus ensuring a constant demand for additional production of nickel and cobalt.

We believe that the proximity of our Gornostai deposit to China and other Asian countries will provide us a competitive advantage. We have already been approached by Chinese metal companies interested in purchasing finished product once we reach production stage. As of this date we have not entered into definitive negotiations with any party.

Risk Factors

Business Risks

Need for Additional Capital. Since focusing our efforts on nickel and cobalt exploration our capital resources have consisted almost exclusively of funds we have borrowed from related and non-related parties and from a private sale of our equity securities. In July 2006 we raised $28,000,000 through a private placement of our equity securities. As of December 31, 2006, we had cash on hand of $8,583,680. We believe this should be sufficient capital to fund our operations until the end of 2007. We currently have very limited capacity to generate revenue. Should we determine to pursue construction of an ore processing plant to produce ferronickel, we expect the cost to build a facility capable of processing 500,000 tons of head ore per year will be about $50,000,000 and the cost to construct an ore processing facility capable of processing 1,000,000 tons of head ore per year will range from $100,000,000 to $150,000,000. We will have very little ability to generate revenue until we build and begin operating this plant. We expect that it will be 2009 or later, if ever, before we have the ability to generate revenue sufficient to meet our operating needs. Therefore, we anticipate the need for substantial additional capital resources by the end of the 2007 fiscal year. And we expect to be totally dependent upon investment funds to support our operations until such time as we begin to generate sufficient revenue to fund operations. We expect these funds will consist primarily of funds raised in equity and/or debt financing activities. We currently have no firm commitment from any party to provide us additional equity or debt financing and there is no guarantee that we will obtain additional financing on acceptable terms, or at all. If we are unsuccessful in obtaining additional funding by the end of 2007, we will likely have insufficient funds to continue operations or to meet our minimum annual work program requirements. If we cannot fulfill our minimum work program requirement, we could be subjected to fines and penalties and even to the possible forfeiture of our subsoil use contracts and licenses.

Nickel and Cobalt Prices can be Volatile. Commodity prices for nickel and cobalt fluctuate according to the influence of diverse market conditions that can affect the supply or demand for a commodity such as political and economic conditions and uncertainties; advances in exploration and development technology; introduction of competing products; and governmental restrictions on exploration, production and export of natural resources.

Competition. Our principal competitors are large established companies with substantial financial resources and market share. If we establish commercially producible reserves and move to production stage, we will have to compete for customers with these companies.

New Technology. We are developing the proprietary technology. Although this technology has been used successfully to recover other metals, it has not been used in the commercial recovery of nickel and cobalt. We have completed construction of the pilot processing facility and continuing test operations to further establish the feasibility of the technology. There is no assurance that our pilot facility will operate as we expect. After testing of the pilot facility we will begin construction of a facility to process commercial quantities of ore. There is no assurance the technology operated in a test facility will scale to a commercial facility successfully or operate at expected extraction efficiencies and operating costs to support profitable commercial operation. In the event our technology does not work as expected, we will be required to construct a facility using other technology, which would increase our need for investment capital and would also increase our operating costs and breakeven point.

Failure to Satisfy the Terms of Our Subsoil Use Contracts. Under our subsoil use contracts, we are required to satisfy our annual minimum work program requirements. There is no guarantee that we will be able to continue to meet these commitments in the future. If we fail to satisfy these commitments we may be subject to penalties and fines and, potentially, to the loss of one or more of our subsoil use contracts. The cancellation of our contracts would have a material adverse effect on our business, results of operations and financial condition. Although we would seek waivers of any breaches or seek to renegotiate the terms of our commitments in the event we do not believe we can meet such commitments, we cannot assure you that we would be successful in doing so.

Foreign Operations. In recent years, the Republic of Kazakhstan has undergone substantial political and economic change. As an emerging market, Kazakhstan does not possess the well-developed business infrastructure that generally exists in more mature free market economies. As a result, operations carried out in Kazakhstan can involve significant risks that are not typically associated with developed markets. Instability in the market reform process could subject us to unpredictable changes in the basic business infrastructure in which we currently operate. Therefore, we face risks inherent in conducting business internationally, such as:

•	Foreign currency exchange fluctuations or imposition of currency exchange controls;
•	Legal and governmental regulatory requirements;
•	Disruption of tenders resulting from disputes with governmental authorities;
•	Potential seizure or nationalization of assets;
•	Import-export quotas or other trade barriers;
•	Difficulties in collecting accounts receivable and longer collection periods;
•	Political and economic instability;
•	Difficulties and costs of staffing and managing international operations; and
•	Language and cultural differences.

Any of these factors could materially adversely affect our business and financial condition. At this time, we are unable to estimate what, if any, changes may occur or the resulting effect of any such changes on us.

We also face a significant potential risk of unfavorable tax treatment and currency law violations. Legislation and regulations regarding taxation, foreign currency transactions and licensing of foreign currency loans in the Republic of Kazakhstan continue to evolve as the central government manages the transformation from a command to a market-oriented economy. The legislation and regulations are not always clearly written and their interpretation is subject to the opinions of local tax inspectors. Instances of inconsistent opinions between local, regional and national tax authorities are not unusual.

The current regime of penalties and interest related to reported and discovered violations of Kazakhstan’s laws, decrees and related regulations can be severe. Penalties include confiscation of the amounts at issue for currency law violations, as well as fines of generally 100% of the taxes unpaid. Interest is assessable at rates of generally 0.3% per day. As a result, penalties and interest can result in amounts that are multiples of any unreported taxes.

We may be adversely affected by Kazakh political developments, including the application of existing and future legislation and tax regulations.

Environmental Regulations. We are subject to stringent federal, state and local laws and regulations relating to the release or disposal of materials into the environment or otherwise relating to environmental protection. These laws and regulations may require the acquisition of permits before extraction activities commence, restrict the types, quantities and concentration of substances that can be released into the environment in connection with extraction and production activities and impose substantial liabilities for pollution resulting from our operations. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, incurrence of investigatory or remedial obligations or the imposition of injunctive relief. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly waste handling, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to maintain compliance, and may otherwise have a material adverse effect on us as well as the industry in general. Under these environmental laws and regulations, we could be held strictly liable for the removal or remediation of previously released materials or property contamination regardless of whether we were responsible.

Liquidity of Common Shares. Our common stock has limited trading volume on the Over-the-Counter Bulletin Board and is not listed on a national exchange. Moreover, a significant percentage of the outstanding common stock is “restricted” and therefore subject to the resale restrictions set forth in Rule 144 of the rules and regulations promulgated by the U.S. Securities and Exchange Commission under the Securities Act of 1933. These factors could adversely affect the liquidity, trading volume, price and transferability of our common shares.

Other Properties

Bekem leases approximately 400 square feet of office space located at 324 South 400 West, Suite 225, Salt Lake City, Utah 84101 for its administrative and registered office in the United States. We pay annual rents of approximately $7,800 for this space pursuant to a lease agreement that expires December 31, 2007 with an option to extend the lease for an additional year.

We also maintain a representative office in Almaty, Kazakhstan, where we lease 1,575 square feet of office space. The lease agreement expires on December 31, 2007. The monthly lease payment is $5,250. Under the terms of our lease agreement, the owner of the space could terminate our lease at any time and require us to vacate the premises.

Kaznickel LLP rents approximately 1,840 square feet office in Semey, Kazakhstan, for approximately $4,000 per month. Semey is the closest city to the Gornostai deposit. This lease agreement expires in May 2007. Kaznickel also rents approximately 4,450 square feet of warehouse space in Semey for $4,000 per month. Kaznickel uses this space to store test ore. Also, Kaznickel LLP rents a 350 square feet office in Astana, Kazakhstan, for approximately $1,600 per month. This space is leased on a year-to-year basis. If at any time the owner of this space decides they need or want the space for other purposes, Kaznickel has no right to continue to occupy the space and could be forced to move.

KKM rents approximately 1,260 square feet of office space in Aktobe, Kazakhstan. KKM pays approximately US $4,000 per month for this space under a one-year lease agreement. This space is leased on a year-to-year basis. If at any time the owner of this space decides they need or want the space for other purposes, Kaznickel has no right to continue to occupy the space and could be forced to move.

We believe each of the various office spaces rented by us and our subsidiaries are suitable and adequate for our needs.

Employees

We currently have approximately 416 full-time employees. We hire our employees under local labor contracts complying with the governing laws of the Republic of Kazakhstan. We believe we have satisfactory relations with our employees. We anticipate the need to hire additional personnel as operations expand. To date, neither our operations nor the operations of any of our subsidiaries have been interrupted by strikes or work stoppages. We have managed to maintain turnover of our work force at a low level. With the ongoing labor market monitoring, we believe that future new labor requirements can be satisfied and there is no significant risk of labor shortage.

Research and Development

During 2006, we spent approximately $2,400,000 in research and development developing the hydrochlorination technology. Approximately $2,000,000 was capitalized as the pilot plant and approximately $400,000 was recognized as an expense in 2006. None of these costs have been borne directly by any of our customers.

Reports to Security Holders

We file annual and quarterly reports with the SEC. The public may read and copy any materials filed by the Company with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. We are an electronic filer and the SEC maintains an Internet site that contains reports and other information regarding the Company that may be viewed at http://www.sec.gov.

Item 6.	Management’s Discussion and Analysis

For a complete understanding, this Management’s Discussion and Analysis of results of operations should be read in conjunction with the Consolidated Financial Statements and Notes to the Consolidated Financial Statements contained in this Form 10-KSB.

Since inception we have generated no revenue. We have spent millions of dollars to date and anticipate that we will spend significant additional capital before we begin to realize significant revenue from operations. As discussed above in Items 1 & 2 “Description of Business and Properties” based on our expectation that we will discover commercially producible reserves, we are currently investigating the possibility of constructing a pyrometallurgical processing plant to produce ferronickel at our Kempirsai deposit to allow us to begin realizing revenues as soon as possible. At this time, we are investigating to determine the financial viability of this option. If we determine that construction of a pyrometallurgical processing plant to produce ferronickel is our best option for realizing cash flow from Kempirsai, and we are able to obtain the necessary funding to finance construction, we would not expect a first phase of the plant, with capacity to process up to 500,000 tons of ore annually, to be completed and operational prior to the first quarter 2009. If our hydrochlorination process proves to be economically viable for commercial production of nickel and cobalt, we would not expect to have the first phase of a commercial hydrochlorination plant completed prior to 2010. Because we do not currently generate cash flow and we do not anticipate generating significant cash flow until 2009 or later, if at all, we will be completely dependent on investor’s funds, if any, to support our activities until such time as we are able to generate sufficient revenues to cover our expenses.

In July 2006 we raised $28,000,000 through a private placement of our equity securities. Of that amount, as of December 31, 2006, we had spent approximately $18,000,000. Of these funds, approximately $12,200,000 was used to repay loans, $1,000,000 was used to meet our minimum working program obligations, approximately $2,200,000 was spent researching and developing our hydrochlorination technology and $2,600,000 was used as working capital. At December 31, 2006, we had cash on hand of $8,583,680. The funds raised in July represent only a small portion of the funds we will need to reach commercial production. We anticipate the need to seek significant additional funding by the end of fiscal 2007. There is no assurance that we will be able to obtain additional funding in the future on favorable terms, or at all.

Results of Operations

As you read this Results of Operations section it is important to keep in mind that we acquired KMI and its operating subsidiary KKM on October 24, 2005. While KKM has not engaged in significant operations in recent years, it has engaged in significantly greater operations than Bekem or Kaznickel in years past. Prior to the acquisition of KMI, we were engaged in exploration of our Gornostai deposit. However, because of a lack of funds our exploration activities were limited. The increases in expenses in fiscal 2006 compared to fiscal 2005 are primarily the result of our acquisition of KKM and not the result of significantly increased operations of Bekem or Kaznickel. We also incurred more expenses in fiscal 2006 because we had capital available from our private placement to undertake greater activity.

General and Administrative Expenses

With the acquisition of KKM, our general and administrative expenses increased from $1,018,148 during 2005 to $3,136,715 during 2006. This 208% increase in general and administrative expenses is attributable to the significant increase in employees and employee-related costs as a result of the acquisition of KKM, as well as, costs associated with having licensed territories in both northeastern and northwestern Kazakhstan, increased office rents and travel expenses. As a result of this acquisition and growth of our Almaty office the number of employees of the Company increased from 31 to 418 and employee and employee-related costs increased from $50,000 to $1,800,000. In the upcoming fiscal year we expect general and administrative expenses will continue to increase, but at a lower rate than experienced during the 2006 fiscal year, as we continue our efforts to develop our hydrochlorination process and seek to employ new technical specialists.

Research and Development Costs

We realized research and development costs of $2,389,507 related to the development of our pilot processing plant, $2,000,000 which was capitalized because it also represents tangible assets with alternative future use and added to the cost of the pilot plant during the twelve months ended December 31, 2006 and $389,507 that was expensed during the 2006 fiscal year, compared to $131,562 during the 2005 fiscal year. We expect our research and development costs will increase during the next fiscal year as we continue testing our pilot processing plant.

Exploratory Costs

Our exploratory costs increased from $697,496 during the twelve months ended December 31, 2005 to $1,470,247 incurred during the twelve months ended December 31, 2006 as a direct result of our increased exploratory and drilling works at our Gornostai deposit, as discussed above. Also, as discussed above, because we are considered to be at the exploration stage, the exploratory costs are reflected net of revenues earned from incidental sales of ore or brown coal. We expect our exploration costs will continue to increase at a rate consistent with or even somewhat higher than was experienced during 2006 as we continue to expand our drilling efforts at the Gornostai deposit.

Accretion Expense

We realized accretion expense of $60,632 during the twelve months ended December 31, 2005. During the twelve months ended December 31, 2006 we realized accretion expenses of $72,865. As discussed above, this increase in accretion expense is attributable to our acquisition of the Kempirsai deposit. We believe accretion expense during upcoming fiscal year will continue at rates consistent with those realized during the 2006 fiscal year.

Grant Compensation Expense

During the nine months ended September 30, 2007 we incurred $151,583 in grant compensation expense for restricted stock grants issued to certain officers and key employees during the fourth quarter 2006. We had no comparable expense during 2005.

Total Operating Expenses and Loss from Operations

As a result of our acquisition of KKM and undertaking more exploration activities in 2006 our total expenses and loss from operations increased 166% from $1,907,838 during fiscal 2005 to $5,220,917 during fiscal 2006. We expect our total expenses in 2007 will continue to increase. Also, we expect we will continue to generate losses until such time as we engage in significant revenue generating activities, which most likely will not occur before 2009 or 2010.

Interest Income

During the twelve months ended December 31, 2006, we realized interest on deposits of $47,227. By comparison during the twelve months ended December 31, 2005 we earned no interest on deposits. Interest on deposits increased in 2006 because during 2006 we raised approximately $28,000,000 in a private placement, which resulted in our having significantly more funds on deposit during 2006 than 2005. During 2006, we also realized $38,110 in interest earned from financing resulting from the prepayment to the Mining Bureau of Kazakhstan of $2,070,000 under the loan agreement for the period ended December 31, 2006, which bears interest at a rate of 6% per annum. The Company did not realize corresponding interest during 2005.

Interest Expense

During 2006 we realized interest expense of $1,382,972 compared to $293,451 during 2005. The increase in interest expense resulted from retiring notes payable prior to their due dates and the full recognition of the debt discount of $885,970. Upon acquisition of KMI and KKM, we assumed certain debts with interest rates that were considered to be below market rates. These particular debts with below market interest rates were discounted, for reporting purposes, to arrive at interest rates equivalent to market rates. The total payout of these debts was not adjusted, just the allocation of principal and interest payments. Upon the payoff of these debts, the interest expense, or discount, was recognized in full. The recognition of the debt discount was a one-time occurrence. We do not expect to recognize a similar charge in future years. The actual dollar amount of funds paid by us for interest during fiscal 2006 was $529,096. As we retired our outstanding notes payable and related party notes during 2006, we expect interest expense in 2007 will be lower than experienced in prior years.

Translation Adjustment

The consolidated financial statements are presented in U.S. dollars. The functional currency of our subsidiary Kaznickel is U.S. dollars. The functional currency of our subsidiary KKM is Kazakh tenge. Results of operations are translated into U.S. dollars at the average exchange rates during the reporting period. All balance sheet accounts of KKM are translated at exchange rates on the date of the financial statements and translation differences are included in stockholders’ equity as cumulative translation adjustments. However, non-monetary assets and liabilities of Kaznickel are translated into U.S. dollars, using historical or average exchange rates and monetary assets and liabilities are translated into U.S. dollars using exchange rates on the date of the financial statements where translation differences are included in results of operations.

Exchange Loss

During 2006 we realized an exchange loss of $174,278 compared to an exchange loss of $64,192 during 2005. As with translation adjustment, we recognize exchange gain or loss as a result of having subsidiaries operating in foreign countries whose functional currency may or may not be the U.S. dollar. This requires us to translate results of operations from a foreign currency, in this case Kazakh tenge, to U.S. dollars at the average exchange rate, where results of operations include exchange gains or losses on the U.S. dollar monetary assets and liabilities.

Net Loss

For all of the foregoing reasons, during the twelve months ended December 31, 2006 we experienced a net loss of $4,706,122 compared to a net loss of $1,271,137 during the twelve months ended December 31, 2005. We anticipate we will continue to experience increasing net losses until we are able to engage in nickel and cobalt ore extraction, processing and sales.

Liquidity and Capital Resources

Our capital resources have consisted primarily of funds we have borrowed from related and non-related parties and the sale of our equity securities. As discussed above, in July 2006 we raised $28,000,000 through the private placement of our equity securities. These funds, however, represent only a portion of the funds we will need to move to commercial production. As of December 31, 2006, we had cash on hand of $8,583,680. We have used approximately $18,000,000 of the funds raised in the private offering to repay loans to related and unrelated third parties in the amount of $12,197,905, for ongoing drilling and exploration of our Gornostai deposit in the amount of $991,087, $2,000,000 for the construction of our hydrochlorination pilot plant, $194,147 for testing of our pilot plant and $2,559,321 for working capital. We anticipate we will use the full $8,583,680 to fund our activities during the 2007 fiscal year. Therefore, we anticipate the need for substantial additional capital resources by the end of the 2007 fiscal year. We expect these funds will likewise consist primarily of funds raised in equity and/or debt financing activities. We currently have no firm commitment from any party to provide us additional equity or debt financing and there is no guarantee that we will obtain additional financing on acceptable terms, or at all.

During the 2006 and 2005 fiscal years, cash was primarily used to fund operations and repay notes payable to related and non-related parties. See below for additional discussion and analysis of cash flow.

December 31,	2006	2005

Net cash used in operating activities	$(5,617,395)	$(1,757,443)
Net cash provided by (used in) investing activities	(2,722,288)	14,206
Net cash provided by financing activities	16,473,112	1,821,031
Effect of exchange rate changes on cash	360,885	7,382
NET INCREASE IN CASH	$8,494,314	$ 85,176

In fiscal 2006 net cash used in operating activities was $5,617,395, compared to net cash used in operating activities of $1,757,443 in fiscal 2005. This increase in net cash used is primarily the result of increases in expenses due to the acquisition of KMI and its subsidiary KKM which led to a significant increase in net loss as discussed above. The significant increases in expenses were in the areas of general and administrative expenses and exploratory costs.

Net cash used in investing activities during twelve months ended December 31, 2006 was $2,722,288. During 2006 we invested $2,577,696 to acquire equipment, which is primarily used in KKM’s pilot plant. By comparison, in fiscal 2005, cash of $14,206 was provided by investing activities.

Net cash provided by financing activities in fiscal 2006 was $16,473,112 compared to net cash provided by financing activities of $1,821,031 in fiscal 2005. As discussed herein, during the third fiscal quarter 2006, we raised $28,000,000 in a private placement of our equity securities. This resulted in net proceeds to us of approximately $26,422,386 after deducting fees and costs. During the 2006 fiscal year, we realized proceeds from notes payable and notes payable to related parties of $1,996,731 and $251,900, respectively. These funds were borrowed prior to our private placement in July 2006 and were used to fund our activities during the first half of the year. We spent $12,727,001 of the funds raised in the private placement to repay notes payable, notes payable to related parties and interest expense. As a result, at December 31, 2006, we had repaid all of our notes payable and notes payable to related parties.

Plan of Operations

As of December 31, 2006 we had cash on hand of $8,583,680. As discussed above, we have budgeted to spend all of these funds during fiscal 2007. Following is a brief description of how we anticipate allocating our cash on hand during fiscal 2007.

Drilling and core analysis

We will allocate approximately $1,765,000 to drilling and exploration. This includes drilling of approximately 15,000 meters of the South section of the Gornostai deposit. Estimated drilling costs include both direct and indirect drilling costs, including geologist fees and costs for site supervisors, geological data processors, core sample takers, topographers, site procurement specialists, etc.

Reserve Report

Wardell Armstrong, a qualified independent engineering firm, has begun preparing an ore reserve estimate of our deposits. We expect to receive their completed report during the second quarter 2007. We anticipate the cost of the reserve evaluation will be approximately $135,000.

Hydrochlorination processing technology testing

During next twelve months we expect to spend approximately $200,000 for continued testing at our pilot plant of the mineral concentrating capability of our proprietary hydrochlorination processing technology and to formulate required procedures, protocols and operational guidelines.

Feasibility Study

We anticipate spending approximately $940,000 for the preparation of pre-feasibility and feasibility studies for the construction of the pyrometallurgical plant. This amount could increase if we retain a western consulting firm.

Field modernization

We have allocated approximately $1,000,000 for modernization of vehicles and equipment at the Kempirsai deposit to allow us to increase our ore extracting capabilities.

Administrative Expenses

We plan to allocate approximately $3,900,000 for administrative expenses during the next twelve months, which include expenses of maintaining offices in the United States and Kazakhstan, for salaries and taxes.

Professional Fees

We expect to incur approximately $530,000 in expenses for services of our financial auditors and securities attorneys during the next twelve months.

Additional Activities

As discussed in Item 1 “Description of Business and Properties” we are currently considering alternatives to a hydrochlorination processing plant to allow us to begin to generate cash flow from the Kempirsai deposit. We do not currently have sufficient cash on hand to fund these activities, nor have we budgeted for these items in our 2007 budget. Therefore, to undertake these activities we will need to obtain additional capital either through equity or debt financing. We plan to seek this funding through private equity investments or debt financing to be obtained from banks or shareholders. We currently have no firm commitment from any party to provide us additional funding.

We are considering the economic viability of a pyrometallurgical processing plant to produce ferronickel at our Kempirsai deposit. As noted above, we have allocated $940,000 in our 2007 budget for the preparation of pre-feasibility and feasibility studies. Assuming the results of those studies are positive, we would like to move to the design phase of a commercial pyrometallurgical plant, including obtaining detailed engineering and design for plant construction. This would include flowsheet design and pilot testing. We estimate the cost to do this will be roughly $2.5 million.

Summary of Material Contractual Commitments

The following table lists our significant commitments as of December 31, 2006:

		Payments Due by Fiscal Year
Contractual Commitments	Total	Less than 1 year	2-3 years	4-5 years	After 5 years

Monetary commitments for exploration	$ 1,576,480	$1,576,480	$ -0-	$ -0-	$ -0-
Due to the government of Republic of Kazakhstan(1)	731,221	-0-	731,221	-0-	-0-
Training	42,000	42,000	-0-	-0-	-0-
Social projects(2)	417,906	-0-	-0-	300,000	117,906
Asset retirement obligation(3)	951,355	-0-	-0-	-0-	951,333
Operating leases	230,170	230,170	-0-	-0-	-0-
Total	$ 3,949,132	$1,848,650	$ 731,221	$ 300,000	$ 1,069,239

(1) In connection with our acquisition of the exploration contract covering the Gornostai deposit, we are required to repay the Republic of Kazakhstan for historical costs incurred by it in undertaking geological and geophysical studies and infrastructure improvements. The repayment terms of this obligation will not be determined until such time as we apply for and are granted a contract to engage in commercial production by the Republic of Kazakhstan. Under our current contract once we determine the property contains commercially producible reserves, if we wish to commence commercial production, we must apply for such right prior to the expiration of our exploration and development rights in February 2026. We anticipate that we will apply for a commercial production contract within the next 1-3 years. Of course, there is no guarantee when or if we will discover commercially producible reserves within the Gornostai deposit. Should we decide not to pursue a commercial production contract, we can relinquish the Gornostai deposit to the Republic of Kazakhstan in satisfaction of this obligation.

(2) Under the terms of our subsoil use contracts, we are required to provide funding for social projects relating to employees of KKM, including improvements to living conditions, etc., in the amount of $117,906. We are also required to donate $300,000 for the ongoing development of Astana and Kurchatov, which are cities in Kazakhstan.

(3) Under the terms of our subsoil use contracts, we are required to remove all equipment and remediate the property. This remediation work can be done during the term of the subsoil use contract or upon completion of the terms of the contract.

We are required, under our subsoil use contracts to submit a proposed annual work program to the MEMR for approval. Failure to meet the minimum work program requirements could cause us to lose our concessions. More information relative to this requirement is included in Item 1. “Description of Business and Properties” in the section “Working Programs of our Subsidiaries.”

Off-Balance Sheet Financing Arrangements

As of December 31, 2006 and 2005 we had no off-balance sheet financing arrangements.

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes, which provides guidance on the accounting for uncertainty in income taxes recognized in financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006, with earlier adoption permitted. We are currently evaluating the impact, if any, the adoption of FIN 48 will have on its financial reporting and disclosures.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments -- an amendment of FASB Statements No. 133 and 140. SFAS No. 155 resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. SFAS No. 155 will become effective for our fiscal year that begins after September 15, 2006. The impact of SFAS No. 155 will depend on the nature and extent of any new derivative instruments entered into after the effective date.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 establishes a common definition of fair value, provides a framework for measuring fair value under generally accepted accounting principles, and expands disclosure requirements about fair value measurements. SFAS No. 157 is effective for financial statements issued in fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. We are currently evaluating the impact, if any, the adoption of SFAS No. 157 will have on its financial reporting and disclosures.

In September 2006, the SEC staff published Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 addresses quantifying the financial statement effects of misstatements, specifically, how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. This statement is effective for fiscal years ending after November 15, 2006. We do not expect the adoption of SAB 108 to have a material effect on its financial statements.

Critical Accounting Policies

We prepare our financial statements in conformity with accounting principles generally accepted in the United States of America. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses and revenues, to the extent we generated revenue during the periods presented. Actual results could differ from these estimates. Our significant accounting policies require us to make difficult, subjective or complex judgments or estimates. We consider an accounting estimate to be critical if (1) the accounting estimate requires us to make assumption about matters that were highly uncertain at the time the accounting estimate was made and (2) changes in the estimates that are reasonably likely to occur from period to period, or use different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.

There are other items within our financial statements that require estimation, but are not deemed critical as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. Management has discussed the development of these critical accounting estimates with our board of directors and they have reviewed the foregoing disclosure.

Use of Estimates – In connection with the preparation of our financial statements, we are required to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. One of the significant areas requiring the use of management estimates and assumptions relates to environmental reclamation and closure obligations. Under our licenses with the Republic of Kazakhstan, following completion of exploration and mining activities we are required to reclaim our licensed territories. To prepare our financial statements in accordance with accounting principles generally accepted in the United States of America we are required to account for this obligation. The determination of the amount of the mine retirement and environmental reclamation obligation the Republic of Kazakhstan will impose upon us, however, has not yet been determined. The determination of the mine retirement and environmental reclamation obligation is based, in significant part, on the size of each deposit. Because we are still exploring our Gornostai property and do not yet know the full extent of the Gornostai deposit, the mine retirement and environmental reclamation obligation has not yet been set by the Republic of Kazakhstan. While we base our estimate of this obligation on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results may differ significantly from our estimate.

Income Taxes – While we are a Utah corporation, our primary operations are in the Republic of Kazakhstan. The Republic of Kazakhstan was formed in 1991 following the break-up of the former Soviet Union. At the time the Republic of Kazakhstan was formed, it adopted a new tax code. The tax code and the application of tax laws in the Republic of Kazakhstan are still developing and may not be uniformly applied in all instances.

BEKEM METALS, INC. AND SUBSIDIARIES

(An Exploration Stage Company)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AND

FINANCIAL STATEMENTS

December 31, 2006 and 2005

BEKEM METALS, INC. AND SUBSIDIARIES

(An Exploration Stage Company)

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	F-3

Consolidated Financial Statements:

Consolidated Balance Sheets – December 31, 2006 and 2005	F-4

Consolidated Statements of Operations for the years ended
December 31, 2006 and 2005, and for the period from March 5,
2004 (Date of Inception) through December 31, 2006	F-5

Consolidated Statements of Shareholders’ Equity for the years ended
December 31, 2005 and 2006, and for the period from March 5,
2004 (Date of Inception) through December 31, 2006	F-6

Consolidated Statements of Cash Flows for the years ended
December 31, 2006 and 2005, and for the period from March 5,
2004 (Date of Inception) through December 31, 2006	F-7

Notes to Consolidated Financial Statements	F-8

HANSEN, BARNETT & MAXWELL, P.C.

Registered with the Public Company
Accounting Oversight Board

A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS
5 Triad Center, Suite 750
Salt Lake City, UT 84180-1128
Phone: (801) 532-2200
Fax: (801) 532-7944
www.hbmcpas.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders

Bekem Metals, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Bekem Metals, Inc. and Subsidiaries as of December 31, 2006 and 2005, and the related statements of operations, shareholders’ equity (deficit), and cash flows for the years ended December 31, 2006 and 2005, and for the period March 5, 2004 (Date of Inception) through December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bekem Metals, Inc. and Subsidiaries as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years ended December 31, 2006 and 2005, and for the period March 5, 2004 (Date of Inception) through December 31, 2006 in conformity with U.S. generally accepted accounting principles.

HANSEN, BARNETT & MAXWELL, P.C.

Salt Lake City, Utah

March 28, 2007

BEKEM METALS, INC. AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS

December 31,	2006	2005

ASSETS

Current Assets
Cash	$ 8,583,680	$ 89,366
Trade accounts receivable	2,776	18,657
VAT recoverable	186,915	61,936
Inventories	185,063	240,054
Prepaid expenses and other current assets	139,293	42,393
Deferred compensation	757,920	-
Total Current Assets	9,855,647	452,406

Property, plant and mineral interests (net of accumulated
depreciation of $144,030 and $57,709)	13,870,563	10,938,368
Non-current deferred compensation	1,202,587	-
Other assets	169,130	39,241

Total Assets	$ 25,097,927	$ 11,430,015

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)

Current Liabilities
Accounts payable	$ 530,665	$ 424,306
Accrued expenses	274,739	276,291
Due to related party	9,644	5,518
Current portion of long-term notes payable	-	3,660,230
Total Current Liabilities	815,048	4,366,345

Deferred tax liabilities	433,645	2,275,192
Long -term notes payable	-	797,178
Long-term notes payable - related parties	-	4,075,012
Asset retirement obligation	951,355	833,840
Total Liabilities	2,200,048	12,347,567

Commitments and Contingencies	-	-

Shareholders’ Equity (Deficit)
Preferred stock; $0.001 par value, 20,000,000 shares
authorized, no shares outstanding	-	-
Common stock; $0.001 par value, 150,000,000 shares authorized,
and 125,172,011 and 100,088,888 shares issued and outstanding	125,172	100,089
Additional paid-in capital	29,025,272	515,879
Accumulated deficit	(6,222,349)	(1,516,227)
Accumulated other comprehensive loss	(30,216)	(17,293)
Total Shareholders’ Equity (Deficit)	22,897,879	(917,552)

Total Liabilities and Shareholders’ Equity (Deficit)	$ 25,097,927	$ 11,430,015

The accompanying notes are an integral part of these financial statements.

BEKEM METALS, INC. AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS

			For the Period from
			March 5, 2004
	For the Years Ended		(Date of Inception)
	December 31,		through
	2006	2005	December 31, 2006

Revenue	$ -	$ -	$ -

Operating Expenses
General and administrative expenses	3,136,715	1,018,148	4,254,372
Research and development costs	389,507	131,562	792,168
Exploratory costs	1,470,247	697,496	2,167,743
Accretion expense on asset retirement obligations	72,865	60,632	133,497	#
Grant compensation expense	151,583	-	151,583

Total Operating Expenses	5,220,917	1,907,838	7,499,363

Loss From Operations	(5,220,917)	(1,907,838)	(7,499,363)

Other Income (Expense)
Interest income	85,337	-	85,337
Other income	2,371	19,490	21,861
Interest expense	(1,382,972)	(293,451)	(1,676,423)
Translation adjustment	(32,572)	38,190	5,618
Exchange loss	(174,278)	(64,192)	(234,734)

Net Other Expense	(1,502,114)	(299,963)	(1,798,341)

Net Loss Before Minority Interest and Taxes	(6,723,031)	(2,207,801)	(9,297,704)
Deferred tax benefit	2,016,909	917,238	2,934,147
Loss attributed to minority interest	-	19,426	141,208

Net Loss	$ (4,706,122)	$ (1,271,137)	$ (6,222,349)

Basic Loss per Common Share	$ (0.05)	$ (0.03)
Weighted-Average Shares used in
Basic Loss per Common Share	95,285,844	48,645,053

The accompanying notes are an integral part of these financial statements.

BEKEM METALS, INC. AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)
FOR THE PERIOD FROM MARCH 5, 2004 (DATE OF INCEPTION)
THROUGH DECEMBER 31, 2006

				Accumulated
				Other		Total
	Common Shares		Additional	Comprehensive	Accumulated	Shareholders’
	Shares	Amount	Paid-in Capital	Loss	Deficit	Equity (Deficit)
Balance - March 5, 2004
(Date of inception)		$ -	$ -	$ -	$ -	$ -
Shares issued for cash, August 12, 2004	8,400,000	8,400	174,274	-	-	182,674
Shares issued for 60% interest in
Kaznickel, November 19, 2004,
$0.02 per share	12,600,000	12,600	(12,600)	-	-	-
Net loss for period		-	-	-	(245,090)	(245,090)
Balance, December 31, 2004	21,000,000	$ 21,000	$ 161,674	$ -	$ (245,090)	$ (62,416)

Net loss for period					(1,271,137)	(1,271,137)
Cumulative translation adjustment				(17,293)		(17,293)
Comprehensive Loss						$ (1,350,846)

Minority interest shares issued in
acquisition of EMPS Research
Corporation, January 24, 2005	-	-	(11,706)	-	-	(11,706)
Shares issued for cash, August 8, 2005	61,200,000	61,200	38,800	-	-	100,000
Shares issued for the acquisition of
the minority interests of Bekem Metals,
Inc., October 24, 2005	17,888,888	17,889	327,111	-	-	345,000
Balance, December 31, 2005	100,088,888	$ 100,089	$ 515,879	$ (17,293)	$ (1,516,227)	$ (917,552)

Net loss for period					(4,706,122)	(4,706,122)
Cumulative translation adjustment				(12,923)		(12,923)
Comprehensive Loss						$ (5,636,597)

Shares issued for cash, July 14, 2006 -
net of fees of 1,577,614	24,000,000	24,000	26,398,386	-	-	26,422,386
Issue of Stock grants at 1.95 per share on
October 20, 2006	1,083,123	1,083	2,111,007	-	-	2,112,090
Balance, December 31, 2006	125,172,011	$ 125,172	$ 29,025,272	$ (30,216)	$ (6,222,349)	$ 22,897,879

The accompanying notes are an integral part of these financial statements.

BEKEM METALS, INC. AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS

			For the Period from
			March 5, 2004
	For the Years Ended		(Date of Inception)
	December 31,		through
	2006	2005	December 31, 2006
Cash Flows from Operating Activities
Net loss	$ (4,706,122)	$ (1,271,137)	$ (6,222,349)
Adjustments to reconcile net loss to
net cash provided by operating activities:
Depreciation and amortization	117,502	48,233	167,133
Accretion expense on asset retirement obligations	72,865	60,632	149,566
Interest expense from debt discount	855,970	107,261	963,231
Shares issued on option modification	-	19,426	19,426
Deferred tax benefit	(2,016,909)	(917,238)	(2,934,147)
Foreign currency exchange gain and translation
adjustment	(142,795)	(64,192)	(203,251)
Purchased exploration costs	-	251,286	251,286
Stock grant compensation expense	151,583	-	151,583
Loss on disposal of property and equipment	58,928	-	58,928
Loss recognized on minority shareholders’ interest	-	(19,426)	(141,208)
Change in operating assets and liabilities:
Trade accounts receivable	16,983	(8,015)	8,968
Inventories	47,985	30,399	78,384
VAT recoverable	(122,498)	-	(122,498)
Prepaid expenses and other current assets	(29,040)	30,181	80,979
Accounts payable	88,129	52,381	221,967
Accrued expenses	(9,976)	(77,234)	(87,210)
Net Cash From Operating Activities	(5,617,395)	(1,757,443)	(7,559,212)

Cash Flows from Investing Activities
Purchase of property and equipment	(2,577,696)	(16,100)	(2,618,437)
Purchase of intangible assets	(57,480)	-	(57,480)
Proceeds from disposal of property and equipment	22,941	-	22,941
Restricted cash	(100,000)	-	(100,000)
Notes receivable	(56,983)	-	(56,983)
Change in related party receivables/payables	46,930	3,545	50,475
Cash acquired in acquisitions	-	26,761	(152,180)
Net Cash From Investing Activities	(2,722,288)	14,206	(2,911,664)

Cash Flows from Financing Activities
Proceeds from notes payable	1,996,731	12,618,779	14,706,914
Payments on notes payable	(7,870,993)	(14,874,760)	(22,745,753)
Proceeds from notes payable related parties	251,900	4,075,012	4,326,912
Payments on notes payable - related parties	(4,326,912)	-	(4,326,912)
Issuance of shares for cash	26,422,386	2,000	26,728,842
Net Cash From Financing Activities	16,473,112	1,821,031	18,690,003

Effect of Exchange Rate Changes on Cash	360,885	7,382	364,553

Net Increase in Cash	8,494,314	85,176	8,583,680
Cash at Beginning of Period	89,366	4,190	-
Cash at End of Period	$ 8,583,680	$ 89,366	$ 8,583,680

The accompanying notes are an integral part of these financial statements.

BEKEM METALS, INC. AND SUBSIDIARIES

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

NOTE 1 – BASIS OF PRESENTATION, NATURE OF BUSINESS, AND SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Bekem Metals, Inc. (“BMI”) and its wholly owned subsidiaries Kazakh Metals, Inc. (“KMI”), Kyzyl Kain Mamyt LLP (“KKM”), Condesa Pacific, S.A. (“Condesa”) and Kaznickel, LLP (“Kaznickel”). Intercompany accounts and transactions have been eliminated in consolidation. The results of operations of the previously separate KMI and BMI were combined for all periods prior to the acquisition (as further explained below), with recognition of the minority interest in BMI, and the operations of BMI and KMI are consolidated from October 24, 2005.

On October 24, 2005, Bekem Metals, Inc. (“BMI”, “Bekem” or the “Company”) entered into an Acquisition Agreement with Kazakh Metals, Inc., a British Virgin Islands international business company (“KMI”), under which BMI acquired 100% of the outstanding common shares of KMI in exchange for the issuance of 61,200,000 common shares.

The KMI shareholders received 61.1% of the BMI common stock outstanding after the transaction and therefore KMI was considered the acquirer for financial reporting purposes. Accordingly, the accompanying financial statements include financial statements of KMI for all periods presented.

Brisa Equities Corporation, a British Virgin Islands holding company (“Brisa”), together with other entities its owners control, is the controlling shareholder of KMI and was also the controlling shareholder of BMI. Accordingly, the transaction was considered to be between entities under common control and did not result in a change in control of BMI. Following the transaction, entities over which the controlling shareholder maintained voting and investment control held 51,600,000 BMI common shares, which represented 51.5% of the 100,088,888 outstanding common shares.

The acquisition of the portion of the net liabilities of BMI relating to the common shares owned by the controlling shareholder was recorded at historical cost of $(161,998). The acquisition of the common shares of BMI purchased from the minority shareholders of BMI were recorded at $345,000, which was the estimated fair value of those shares on the date of acquisition. KMI accounted for the purchase of BMI similar to a pooling.

Bekem Metals, Inc. – The consolidated financial statements include the accounts of Condesa and Kaznickel, since the date of its acquisition by Condesa, and the accounts of BMI since its acquisition by Condesa. Condesa was incorporated under the laws of the British Virgin Islands on March 5, 2004. Condesa acquired BMI in a reverse acquisition, on January 28, 2005. On July 24, 2006, Condesa transferred its interest in Kaznickel to Bekem, making Kaznickel a wholly-owned subsidiary of Bekem. On September 30, 2006 Bekem sold Condesa to a third party for a nominal value. Condesa is included in the consolidated financial statements from the date of acquisition and to the date of disposal.

Kazakh Metals, Inc. – The consolidated financial statements also include the accounts of KMI and its wholly-owned subsidiary, KKM, which it acquired on June 1, 2005 in a purchase business combination.

Name Change – On February 9, 2005, the Board of Directors of EMPS Research Corporation approved, and the stockholders holding a majority of the outstanding shares of the company approved and ratified by written consent, a change in the Company’s name from EMPS Research Corporation to Bekem Metals, Inc. On March 16, 2005, the Company filed an amendment to its Articles of Incorporation to affect the change.

BEKEM METALS, INC. AND SUBSIDIARIES

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

Currency Translation – The consolidated financial statements are presented in U.S. dollars. The functional currency of the Company’s subsidiaries operating in Kazakhstan is U.S. dollars for Kaznickel and Kazakh tenge for KKM. Results of operations are translated into U.S. dollars at the average exchange rates during the reporting period. Non-monetary assets and liabilities of Kaznickel are translated into U.S. dollars, using historical exchange rates and monetary assets and liabilities are translated into U.S. dollars using exchange rates on the date of the financial statements. Translation differences are included in results of operations. All balance sheet accounts of KKM are translated at exchange rates on the date of the financial statements and translation differences are included in stockholders’ equity as cumulative translation adjustments.

Nature of Business

The Company is engaged in the acquisition, exploration and production of mineral resource properties. Kaznickel owns the right to the Gornostayevskoye (“Gornostai”) nickel and cobalt deposit located in the East Kazakhstan Oblast in northeast Kazakhstan. The license is for exploration and production of cobalt and nickel ores and is valid through February 26, 2026. KKM holds exploration and production licenses from the government of Kazakhstan to a 575,756 acre parcel, located approximately 130 kilometers northwest of Aktobe, Kazakhstan. This deposit is referred to as the Kempirsai deposit. The licenses grant KKM the right to explore for and produce nickel and cobalt from deposits located within the territory through October 12, 2011, which may be extended upon agreement between KKM and the Ministry of Energy and Minerals Resources (MEMR) of the Republic of Kazakhstan. KKM also holds a license to explore for and produce Mamyt brown coal from a deposit located within 40 kilometers of its cobalt and nickel deposit. This license expires on December 11, 2018 with further possible extensions.

Business Condition – The Company has no proven mineral reserves that conform to U.S. accounting standards and has had only limited ore and Mamyt brown coal production from its Kempirsai deposit since its acquisition on May 31, 2005. The Gornostai deposit has not yet entered the development stage with respect to its mineral interests and has no production. There has been only limited revenue from the Kempirsai operations, and the Company has incurred net losses of ($4,706,122) and ($1,271,137) for the years ended December 31, 2006 and 2005, respectively and ($6,222,349) for the period from March 5, 2004 (date of inception) through December 31, 2006. Current assets exceeded current liabilities by $9,040,599 at December 31, 2006, while current liabilities exceeded current assets by $3,913,939 at December 31, 2005. Management expects that the Company will need significant additional capital to fund construction of a processing plant in 2007-2008. The Company anticipates it will need to raise additional capital through the sale of its equity securities or debt securities. Certain shareholders of the Company have indicated a willingness to provide the Company a line of credit. The Company has no formal agreement with said shareholders to provide this line of credit and the shareholders are under no obligation to enter into any agreement or make available any funds to the Company.

Exploration Stage Company

The Company is an exploration stage company. As an exploration stage enterprise, the Company discloses the deficit accumulated during the exploration stage and the cumulative statements of operations and cash flows from inception to the current balance sheet date. The Company will remain in the exploration stage until such time as proven or probable reserves have been established for either the KKM (Kempirsai) or the Kaznickel (Gornostai) operations.

BEKEM METALS, INC. AND SUBSIDIARIES

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

Significant Accounting Policies

Use of Estimates – The preparation of the Company’s consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates. The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates and units-of-production depreciation, depletion and amortization calculations; environmental, reclamation and closure obligations; asset impairments; write-down of inventory to net realizable value; valuation allowances for deferred tax assets; reserves for contingencies and litigation; and the fair value and accounting treatment of financial instruments. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Accordingly, actual results may differ significantly from these estimates under different assumptions or conditions.

Revenue Recognition – Since the Company is in the exploration stage, any incidental sales of ore and Mamyt brown coal are recorded as a reduction of the exploratory costs. Income from such sales is recognized when persuasive evidence of an arrangement exists, title to product transfers to the customer, and collectibility is reasonably assured.

Trade Receivables – In the normal course of business, the company extends credit to its customers on a short-term basis. The principal customers are local companies and government agencies. Although credit risks associated with these customers are considered minimal, the company routinely reviews its accounts receivable balances and makes provisions for doubtful accounts.

Related Party Receivables – Related party receivables consists of short-term advances to employees. No allowance has been provided due to the historic short-term nature and recoverability of such advances.

Inventories – Inventory consists of materials and spare parts, miscellaneous goods, fuel and some raw materials. Spare parts, goods and fuel are recorded at the lower cost or estimated service value.

Prepaid Expenses – Prepaid expenses relate to office rent, subscriptions, insurance and advance drilling costs. Prepaid expenses are charged to operations in the period the related service or work is performed.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed – Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount that the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. During 2006, the Company realized losses from the impairment and disposal of property, plant and equipment in the amount of $58,928. At December 31, 2006, the Company reviewed its long-lived assets as disclosed above and determined no additional impairment was necessary.

Income taxes – Income taxes are calculated using the liability method of tax accounting. Under this method, future income tax assets and liabilities are computed based on temporary differences between the tax basis and carrying amount on the balance sheet for assets and liabilities. Future income tax assets and liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

BEKEM METALS, INC. AND SUBSIDIARIES

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

Depreciation, Depletion and Amortization – Costs incurred to develop new properties will be capitalized as incurred, when it has been determined that the property can be economically developed based on the existence of proven and probable reserves. All such costs will be amortized using the units-of-production (“UOP”) method over the estimated life of the ore body based on recoverable minerals to be mined from proven and probable reserves.

Depreciation of equipment used in exploration activities is calculated using the straight-line method based on the estimated useful lives of the assets and is charged to Exploratory costs.

Expenditures for new facilities or equipment and expenditures not related to exploration activities and used for administrative and other operation purposes or that extend the useful lives of existing facilities or equipment are capitalized and depreciated using the straight-line method at rates sufficient to depreciate such costs over the estimated future lives of such facilities or equipment. These lives do not exceed the estimated mine life as the useful lives of these assets are considered to be limited to the life of the relevant mine.

The expected useful lives used in depreciation, depletion and amortization calculations are determined based on applicable facts and circumstances, as described above. Significant judgment is involved in the determination of useful lives, and no assurance can be given that actual useful lives will not differ significantly from the useful lives assumed for purpose of depreciation, depletion and amortization calculations.

Mineral Property Rights – Mineral property acquisition costs, site restoration costs and development costs on mineral properties with proven and probable reserves are capitalized and will be depleted using the units-of-production method over the estimated life of the reserves. If there are insufficient reserves to use as a basis for depleting such costs, they are written off as a mineral property or mineral interest impairment in the period in which the determination is made. Site restoration costs are depleted over the term of their expected life. Interest costs are capitalized on mineral properties and mineral interests in development. The development potential of mining properties is established by the existence of proven and probable reserves, reasonable assurance that the property can be permitted as an operating mine and evidence that there are no metallurgical or other impediments to the production of saleable metals.

Exploration costs incurred on mineral interests, other than acquisition costs, prior to the establishment of proven and probable reserves are charged to operations as incurred. Development costs incurred on mineral interests with proven and probable reserves will be capitalized as mineral properties. We regularly perform evaluations of our investment in mineral interests to assess the recoverability and / or the residual value of the investments in these assets. All mineral interests and mineral properties are reviewed for impairment whenever events or circumstances change which indicate the carrying amount of an asset may not be recoverable, utilizing established guidelines based upon undiscounted future net cash flows from the asset or upon the determination that certain exploration properties do not have sufficient potential for economic mineralization.

Our estimates of mineral prices, recoverable probable reserves, and operating, capital and reclamation costs, when available, are subject to certain risks and uncertainties, which may affect the recoverability of mineral property costs. Although we make our best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the properties.

BEKEM METALS, INC. AND SUBSIDIARIES

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

Exploratory Costs – since the Company is deemed to be in the Exploration stage, all costs related to operating activities are classified as Exploratory costs, which mainly consist of cost of drilling exploration works at the Gornostai deposits, cost of blasting, stripping, excavation and ore extracting works at the Kempirsai deposits, as well as salaries and wages, depreciation charges and other expenses directly related to these works.

Financial Instruments – The nature of the Company’s operation exposes the Company to fluctuations in commodity prices, foreign currency exchange risk and credit risk. The Company recognizes these risks and manages its operation in a manner such that exposure to these risks is minimized to the extent practical. The Company is not exposed to fluctuations in interest rates because certain of its loans are interest free, as a general requirement under Kazakh law for non-financial institutions.

Basic and Diluted Income (Loss) Per Share – Basic income (loss) per share is calculated by dividing net income (loss) by the weighted-average number of shares outstanding. Diluted income per share is calculated by dividing net income by the weighted-average number of shares and all dilutive potentially issuable shares, except during loss periods when those potentially issuable shares are anti-dilutive.

The following data shows the amounts used in computing basic and diluted weighted-average number of shares outstanding at December 31, 2006 and 2005:

For the years ended December 31,	2006	2005
Basic weighted average common shares outstanding	95,285,844	48,645,053
Dilutive effect of outstanding options/warrants	-	-
Diluted Weighted Average Common Shares Outstanding	95,285,844	48,645,053

Recent Accounting Pronouncements – In July 2006, the FASB issued FASB Interpretation (FIN) No. 48, Accounting for Uncertainty in Income Taxes, which provides guidance on the accounting for uncertainty in income taxes recognized in financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006, with earlier adoption permitted. The Company is currently evaluating the impact, if any, the adoption of FIN 48 will have on its financial reporting and disclosures.

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments -- an amendment of FASB Statements No. 133 and 140. SFAS No. 155 resolves issues addressed in SFAS No. 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets. SFAS No. 155 will become effective for the Company’s fiscal year that begins after September 15, 2006. The impact of SFAS No. 155 will depend on the nature and extent of any new derivative instruments entered into after the effective date.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements, which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 establishes a common definition of fair value, provides a framework for measuring fair value under generally accepted accounting principles, and expands disclosure requirements about fair value measurements. SFAS No. 157 is effective for financial statements issued in fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. The Company is currently evaluating the impact, if any, the adoption of SFAS No. 157 will have on its financial reporting and disclosures.

BEKEM METALS, INC. AND SUBSIDIARIES

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

In September 2006, the SEC staff published Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 addresses quantifying the financial statement effects of misstatements, specifically, how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. This statement is effective for fiscal years ending after November 15, 2006. SAB 108 did not have a material effect on the Company’s financial reporting and disclosures.

NOTE 2 –ACQUISITIONS AND DISPOSAL

Kaznickel acquisition by Condesa

On July 9, 2004 Condesa, which was owned 60% by Brisa holding 8,400,000 of 14,000,000 shares of outstanding common stock, entered into an investment agreement under which Condesa provided a $300,000 convertible loan to Kaznickel LLP, which was immediately converted into a new 40 percent equity interests in Kaznickel. On September 22, 2004, Brisa acquired an interest in Kaznickel by purchasing 60 percent of the equity interest of the founding partners’ remaining 60 percent interests. As consideration for the purchase, the original partners obtained a commitment from Brisa to facilitate a reverse merger with a U.S. public company, and a commitment to obtain funding enabling Kaznickel to further explore its mineral property rights. The value of the commitment was estimated to be $270,000 based on the percent of Kaznickel obtained for Condesa’s original cash investment of $300,000.

On November 19, 2004, Brisa and the remaining Kaznickel partners exchanged their combined 60% interest in Kaznickel for a new 60% interest, equal to 21,000,000 shares of Condesa, thereby making Kaznickel a wholly-owned subsidiary of Condesa. Brisa received 12,600,000 shares of Condesa in the transaction. The remaining 8,400,000 common shares issued in the acquisition were recognized as minority shareholders’ interests. The acquisition of a controlling interest in Kaznickel by Brisa and Condesa was considered the purchase of Kaznickel with a measurement date of September 22, 2004, the date Brisa and Condesa obtained control from the original Kaznickel partners.

Condesa accounted for the acquisition of Kaznickel as a purchase business combination with a purchase price of $304,456. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values. Negative goodwill was not recognized in connection with the acquisition of Kaznickel. Instead, the excess of the fair value of the net assets over the purchase price was allocated as a pro rata reduction of the amounts that otherwise would have been assigned to the long-term assets. The Company is in the process of obtaining an independent valuation of the net assets acquired. Accordingly the allocation of the purchase price is subject to refinement. At September 22, 2004, the purchase price was allocated to the assets acquired and the liabilities assumed as follows:

BEKEM METALS, INC. AND SUBSIDIARIES

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

Current assets	$ 231,674
Mineral property rights	267,660
Asset retirement costs of the mineral rights	474,936
Property and equipment	21,573
Total assets acquired	995,843
Current liabilities	(25,468)
Asset retirement obligation	(665,919)
Total liabilities assumed	(691,387)
Minority Shareholders’ interests	(121,782)
Net Assets Acquired	$ 182,674

Intangible assets acquired include the mineral property rights, which are capitalized until the production phase begins, subject to impairment considerations. Other intangible assets include the asset retirement costs of the mineral rights, which have a 20-year estimated life and are subject to amortization at a planned rate of $24,291 per year, and the asset retirement obligation, which is accreted over its 20-year life, with a current estimated expense of $43,274 per year.

Condesa acquisition of EMPS (Bekem)

On January 28, 2005, EMPS Research, Inc. (“EMPS”) completed a Plan and Agreement of Reorganization with Condesa, wherein EMPS acquired 100% of the outstanding capital stock of Condesa in exchange for the issuance of 35,000,000 common shares of which 21,000,000 were held by the controlling shareholder and 14,000,000 were issued to minority shareholders in Condesa. EMPS subsequently changed its name to Bekem Metals, Inc. As a result of that reorganization, the shareholders of Condesa owned 91% of the outstanding common stock of EMPS at that reorganization date. The combined entities were referred to after that reorganization as Bekem.

EMPS had 3,300,000 shares of common stock outstanding prior to that transaction that remained outstanding, were classified as minority interests, and were valued at $0. The transaction resulted in a change of control of EMPS. For financial reporting purposes, Condesa was considered the acquirer. The acquisition was recognized as a forward stock split of Condesa’s 30,000 shares of capital stock held by the controlling shareholder that were outstanding prior to the reorganization into 21,000,000 common shares, or a 700-for-1 stock split. The financial statements were restated for the effects of the stock split for all periods presented. Condesa’s assets, liabilities and minority interests were recorded at their historical cost and the effect of the stock split was reflected retroactively since the inception of Condesa. The assets of EMPS were considered to have been acquired by Condesa in exchange for the assumption of EMPS’s net liabilities. The net assets consisted of cash of $2,648, intangible assets of $1,823 and current liabilities of $15,077. The operations of Condesa were included for all periods presented and the operations of EMPS were included from the acquisition of EMPS.

Kazakh Metals, Inc. acquisition of Kyzyl Kain Mamyt, LLC

On June 1, 2005, Kazakh Metals acquired 100% of the equity interests of Kyzyl Kain Mamyt, LLC (KKM) for the cash purchase price of $100,000. The management of the Company understands that at this time KKM was not able to maintain the subsoil use contract because of financial liquidity problems. The owners of KKM, prior to its acquisition by Kazakh Metals, had incurred significant debt obligations on the property which they were unable to service and KKM’s assets were pledged as a guarantee for these debt obligations.

BEKEM METALS, INC. AND SUBSIDIARIES

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

Moreover, at the time of the acquisition of KKM by Kazakh Metals, the price of nickel was at the level where the processing of nickel ore by known and proven technologies was not considered economically feasible due to high processing costs. Therefore, the former owners of KKM sold their interests in KKM to Kazakh Metals at a price significantly below the estimated fair value to free itself from the debt obligations associated with the property. The former equity holders of KKM were not related parties.

KKM operates in the Aktyubinsk region of northwestern Kazakhstan and owns licenses to explore for, and is engaged in the production and sale of nickel and cobalt ore and Mamyt brown coal. KKM has been actively involved in mining cobalt and nickel ore since its inception and has been operating in the Soviet Union since 1938. The height of production occurred in the late 1980’s. Production, although limited, has occurred since that time. KKM’s primary assets are its rights to exploit unproved reserves and its infrastructure of buildings, machinery and equipment, including a rail spur.

Kazakh Metals accounted for the acquisition of KKM as a purchase business combination with a purchase price of $100,000. The purchase price was allocated to the assets acquired and liabilities assumed based on their estimated fair values. The Company has estimated a fair value of $40,000,000 for the mineral interests and obtained an independent appraisal of the buildings and equipment of $17,693,795 on the acquisition date, and is in the process of obtaining third-party valuations of the mineral assets; accordingly, the allocation of the purchase price is subject to refinement. Negative goodwill was not recognized in connection with the acquisition of KKM. Instead, the excess of the fair value of the net assets over the purchase price was allocated as a pro rata reduction of the amounts that otherwise would have been assigned to the long-term assets. Notes payable assumed in the acquisition with a stated value of $7,445,197 are due to third parties generally within three years, including $4,432,290 to a bank, and were recorded based upon their fair values on the acquisition date, resulting in a discount to the notes that will be recognized as interest expense through maturity. The operations and cash flows of KKM were included in the Company’s consolidated financial statements since the date of the acquisition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Current Assets	$ 469,379
Unproved mineral property rights	7,034,321
Asset retirement costs of the mineral rights	86,852
Buildings, constructions machinery and equipment	3,068,786
Total assets acquired	10,659,338
Current liabilites	717,527
Asset retirement obligation	97,223
Notes Payable, net of discount of $917,737	6,541,670
Deferred tax liability	3,202,918
Total liabilites assumed	10,559,338
Net Assets Acquired	$ 100,000

Intangible assets acquired include the mineral property rights, which are capitalized and amortized on a units-of-production method, subject to impairment considerations. Other intangible assets include the asset retirement costs of the mineral rights, which have a 20-year estimated life and are subject to amortization at a planned rate of $4,311 per year, and the asset retirement obligation, which is accreted over its 20-year life, with a current estimated expense of $7,680 per year.

BEKEM METALS, INC. AND SUBSIDIARIES

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

Bekem acquisition of Kazakh Metals

On October 24, 2005, Kazakh Metals, Inc. (KMI) was acquired by Bekem Metals, Inc. in a purchase business combination under which Bekem acquired 100% of the outstanding common shares of KMI in exchange for the issuance of 61,200,000 common shares. The primary asset of KMI is its wholly owned subsidiary, KKM.

The principal shareholder of Bekem was also the principal shareholder of KMI. Accordingly, the transaction was considered to be between entities under common control and did not result in a change in control of Bekem. Following the transaction, entities over which this shareholder maintains voting and investment control hold 51,600,000 Bekem common shares, which represented 51.5% of the 100,088,888 outstanding common shares. The acquisition of the portion of KMI owned by the principal shareholder will be recorded at historical cost. The portion of KMI purchased from the minority shareholders of KMI was recorded at fair value.

Disposal of Condesa

On July 24, 2006, Condesa transferred its interest in Kaznickel to Bekem, making Kaznickel a wholly-owned subsidiary of Bekem. On September 30, 2006 Bekem sold Condesa to a third party for a nominal value. Condesa generated no sales and had no income. The disposals of Condesa had no material effect on the financial position and the income statement of Bekem.

NOTE 3 – CASH

The Company considers all demand deposits, money market accounts and marketable securities purchased with an original maturity of three months or less to be cash and cash equivalents. The fair value of cash and cash equivalents approximates their carrying amounts due to their short-term maturity.

Cash consists of the following:

December 31,	2006	2005
Current accounts (USD)	$ 479,947	$ 64,136
Current accounts (Tenge)	38,379	25,230
Bank deposit (USD)	8,065,354	-
Total	$ 8,583,680	$ 89,366

Bank deposit accounts are located in a Kazakhstani Bank (Center Credit Bank). Bank deposits earn interest from 3% to 8% annually based on the length of time the funds are left on deposit. Of the total bank deposits, only $100,000 is restricted. The $100,000 is restricted for a term of 15 months. This amount is shown as other non-current assets. The balances of the bank deposits are immediately available to the Company.

BEKEM METALS, INC. AND SUBSIDIARIES

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

NOTE 4 – PROPERTY, PLANT AND MINERAL INTERESTS

Property, plant and mineral interests consist of the following:

December 31,	2006	2005
Buildings	$ 2,156,326	$ 2,062,865
Machinery and equipment	3,474,858	970,005
Other fixed assets	69,665	53,856
Unproved mineral property rights	8,313,744	7,909,351
	14,014,593	10,996,077
Accumulated depreciation	(144,030)	(57,709)
Net Property and Equipment	$ 13,870,563	$ 10,938,368

The increase in property, plant and mineral interests is principally related to the purchase of equipment by the Company in May 2006 from a third party for $2,000,000, which is used in KKM’s pilot plant. The equipment was placed in service and capitalized in October, 2006. The $2,000,000 capitalized assets represents only tangible equipment that have alternative uses either in other research and development projects or for other nickel ore processing technologies such a pyrometallurgical technologies or hydrometallurgical technologies.

Unproved mineral interests represent the acquisition costs of the mineral interests upon the purchase business combinations with Kaznickel and with KKM. The government of Kazakhstan retains the title to the property upon which the Company’s mineral rights pertain; however, the Company’s mineral interests are considered to be tangible assets.

Gornostai Deposit

Kaznickel acquired its interest in the Contract on Exploration and Development of Gornostai Cobalt and Nickel Deposit (the “Contract”) issued by the Ministry of Energy and Mineral Resources of the Republic of Kazakhstan (“MEMR”) dated February 26, 2004. By virtue of the Contract, Kaznickel acquired the right to exploit the mineral property including the right to explore, develop and produce the cobalt and nickel mineral resources on the Deposit through February 26, 2026. The Company has the right to re-negotiate the contract at that time for an additional 30 years. The government of Kazakhstan retains the title to the property; however, the Company’s mineral interests are considered to be tangible assets. The Company capitalized the acquisition costs of its mineral interest upon the purchase business combination with Kaznickel. The allocated purchase price included a capitalized amount of an acquired asset retirement obligation. While the property is not in production, the asset retirement cost is depleted over the life of the contract from the date of acquisition.

The Contract provides the Company certain rights and also imposes certain obligations and commitments. The rights include exploration through February 2008, and development and production of minerals through February 26, 2026. The Company may transfer its right to third parties in accordance with Kazakh laws and regulations and has a right to renegotiate an extension of the Contract. Significant rights and obligations and commitments of the Contract include monetary commitments for exploration of $1,105,100 in 2006 and $1,576,480 in 2007, and expenditures to support social projects amounting to $300,000 during the production stage. In addition, the Company was required to pay a fee of $2,000 upon award of the Contract, and a fee for the use of Kazakh owned technical data of $735,400 of which $4,179 was paid on award of the Contract and $731,221 will be due upon a finding of commercial deposits. Royalties of 0.5% of ores extracted and sold

BEKEM METALS, INC. AND SUBSIDIARIES

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

will be required. The Contract subjects the Company to pay regular income tax of 30 percent and requires an excess profits tax of 15 to 60 percent if its net profits exceed 20 percent of gross profit. Obligations also include the establishment and funding of a reclamation fund that includes the cost of removing buildings and equipment used in the Deposit area. The Company is also required to comply with Kazakh environmental laws and regulations.

Kempirsai Deposit

Bekem acquired two contracts to explore for and extract minerals in connection with the purchase of KKM. One contract is for the exploration and extraction of nickel and cobalt ore from deposits located in an approximately 575,756 acre site in the northwest area of the Republic of Kazakhstan approximately 130 kilometers northwest of the city of Aktobe, Kazakhstan, near the town of Badamsha, referred to as the “Kempirsai” deposit through October 12, 2011. The other contract is for the exploration and extraction of Mamyt brown coal at a site located within 40 kilometers of the Kempirsai deposit through December 11, 2018. The contracts may be extended upon agreement between KKM and the Geology and Minerals Resources Committee of the Ministry of Energy and Minerals Resources of the Republic of Kazakhstan. The Kempirsai contract requires the Company to pay royalty payments equal to 2.21% of gross ore sales. The Mamyt brown coal contract requires a royalty payment equal to nine tenths of one percent (0.9%) of gross coal sales. Both contracts require the Company to pay an excess profits tax ranging from 4 to 30 percent based upon the reaching of an internal rate of return (as defined in the contracts) ranging from 22 to 30 percent. The allocated purchase price of the mineral interest included a capitalized amount of an acquired asset retirement obligation.

NOTE 5 – INCOME TAXES

In accordance with the laws and regulations of the Republic of Kazakhstan income taxes are calculated at the statutory rate of 30 percent. Net operating losses for development companies in the exploration and development may be carried forward for the seven subsequent years from the date the losses are incurred. Therefore, the Company has deferred tax assets due to the savings of income tax in future periods. However, the Company assessed the recoverability of these deferred tax assets and created a provision against them until it has more evidence of its recoverability in the future periods.

Deferred tax assets and liabilities were as follows:

December 31,	2006	2005

Tax loss carryforward	$ 2,590,511	$ 747,485
Property and equipment	(704,645)	(803,003)
Asset retirement obligation	308,263	250,152
Unproved mineral property rights	(2,503,728)	(2,080,040)
Asset retirement cost	(169,521)	(149,837)
Grant compensation expense	45,475	-
Long-term debt and discount	-	(239,949)

Net Deferred Tax Liabilities	$ (433,645)	$ (2,275,192)

BEKEM METALS, INC. AND SUBSIDIARIES

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

The following is a reconciliation of the amount of tax that would result from applying the federal rate to pretax income with the provision for income taxes at December 31, 2006 and 2005:

For the Years Ended December 31,	2006	2005

Tax at US Federal statutory rate (34%)	$ (2,016,909)	$ (656,513)
Change in valuation allowance	-	(107,721)
Effect of higher effective tax rates	-	(153,004)

Deferred Tax Benefit	$ (2,016,909)	$ (917,238)

NOTE 6 – RELATED PARTY TRANSACTIONS

On December 2, 2004, the Company borrowed $92,308 from CJSC Kazmorgeophysica, a Kazakh company related by virtue of several common shareholders. The short-term loan is denominated in Kazakh Tenge, interest free and was due on its original terms by December 31, 2004. During March 2005, the Company borrowed an additional $99,798 from CJSC Kazmorgeophysica, as a Kazakh Tenge denominated, interest-free, due on demand note. In addition, during 2005 the Company received advances in the amount of $26,866 from certain owners, which are short-term in nature and payable upon demand. The note was paid off in 2005.

During 2005 and 2006, the Company borrowed $3,998,874 from KMI per an agreement dated August 8, 2005, between KMI and KKM, for the purpose of assisting KKM in funding its work requirements, including generation of geological data, under its mineral extraction contract. The former owners of Kazakh Metals, Inc. were funding this agreement.

Also, during 2005 and 2006 the Company borrowed $329,000 from shareholders to fund the U.S. administrative operations. The notes were due on demand and accrued interest at 3 percent. The notes were paid off in 2006.

BEKEM METALS, INC. AND SUBSIDIARIES

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

NOTE 7 – LONG-TERM NOTES PAYABLE, NET OF DISCOUNT

Long-term notes payable, net of discount, consists of the following:

December 31,	2006	2005
Note payable to a company bearing interest at 0%;
imputed interest of 22%; denominated in U.S.
dollars; due April 2009; unsecured;	$ -	$ 497,818
Note payable to a company bearing interest at 3%;
imputed interest of 22%; denominated in U.S.
dollars; due April 2010; unsecured;	-	550,000
Note payable to a company bearing interest at 0%;
imputed interest of 22%; denominated in U.S.
dollars; due August 2008; unsecured;	-	485,951
Note payable to a company bearing interest at
LIBOR plus 2% (6.39% at December 31, 2005);
imputed interest of 22%; denominated in U.S.
dollars; due March 2010; unsecured;	-	60,000
Notes payable to companies bearing interest at 0%;
imputed interest of 22%; due on demand; unsecured;	-	3,018,032
Note payable to a company bearing interest at 14%;
due on demand; unsecured;	-	29,709
Note payable to a company bearing interest at 16%;
due on demand; unsecured;	-	52,286
Note payable to a company bearing interest at 5%;
due on demand; unsecured;	-	560,203
Total Long-term Debt	-	5,253,999
Less: Current Portion	-	(3,660,230)
Less: Debt discount	-	(796,591)
Long-term Debt - Net of Current Portion	$ -	$ 797,178

During 2006, the Company repaid its notes payable in the amount of $7,870,993, which includes additional borrowings made during 2006, and interest of $416,394.

BEKEM METALS, INC. AND SUBSIDIARIES

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

NOTE 8 – LONG-TERM NOTES PAYABLE – RELATED PARTIES

Long-term notes payable to related parties consists of the following:

December 31,	2006	2005
Notes payable to related companies bearing interest
at 6.29%; due August 2008; unsecured;	$ -	$ 1,710,012
Note payable to related company bearing interest
at 6.29%; due August 2010; unsecured;	-	2,288,000
Notes payable to related companies bearing interest
at 6.29%; due May 2008; unsecured;	-	77,000
Total Long-term Debt	-	4,075,012
Less: Current Portion	-	-
Long-term Debt - Net of Current Portion	$ -	$ 4,075,012

During 2005 and 2006, the Company borrowed $3,998,874 from KMI per an agreement dated August 8, 2005, between KMI and KKM, for the purpose of assisting KKM in funding its work requirements, including generation of geological data, under its mineral extraction contract. The former owners of Kazakh Metals, Inc. were funding this agreement.

Funds borrowed from shareholders and former owners of KMI bear interest at the rate of 3% per annum, as amended in October 2006. During 2006, the Company repaid all related party debts amounting to $4,326,912 and interest of $112,702.

NOTE 9 – ASSET RETIREMENT OBLIGATION

Upon the purchase of Kaznickel on September 22, 2004 and KKM on June 1, 2005, the Company recorded the effects of asset retirement obligations in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations,” and related interpretations, which requires entities to record the fair value of a liability for an asset retirement obligation when it is incurred. The Company is required under the contracts with the Geology and Minerals Resources Committee of the Ministry of Energy and Minerals Resources (MEMR) of the Republic of Kazakhstan, to remediate the properties from the effects of the open pit mining processes. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset. The Company’s asset retirement obligations relate primarily to the obligation to fill mining pits and restore surface conditions at the conclusion of the term of the Contracts.

SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. When the liability is initially recorded, the related cost is capitalized by increasing the carrying amount of the related mineral interest rights. Over time, the liability is accreted upward for the change in its present value each period until the obligation is settled. The initial capitalized cost is amortized as a component of mineral rights interests as described in Note 4.

BEKEM METALS, INC. AND SUBSIDIARIES

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

The reconciliation of the asset retirement obligation is as follows:

December 31,	2006	2005
Balance at beginning of year	$ 833,840	$ 675,460
Liabilities incurred	44,650	97,748
Accretion expense during the year	72,865	60,632
Asset Retirement Obligation	$ 951,355	$ 833,840

NOTE 10 – SHAREHOLDERS’ EQUITY

Shares issued for cash – On August 8, 2005 the Company issued 61,200,000 shares of common stock for cash proceeds of $100,000, or $0.02 per share.

On July 14, 2006, the Company closed a private placement of 8,000,000 units at $3.50 per unit, each unit consisting of three shares of restricted common stock and one warrant to purchase one share of common stock for two dollars. The private placement resulted in the issuance of 24,000,000 restricted common shares and warrants to purchase 8,000,000 common shares to two non-U.S. investors for $28,000,000. These issuances did not result in a change in control of the Company.

From the total proceeds, the Company paid the placement agent, Aton Securities, Inc., a cash fee totaling 5% of the total proceeds raised, or $1,400,000. The Company also issued to the placement agent a warrant to purchase up to 2,400,000 shares of restricted common stock. The exercise price of this warrant is $1.17 per share. The warrant is immediately exercisable and will expire eighteen months from the date granted.

Also, the Company incurred legal and consulting expenses of $153,487.

The following summarizes warrant activity for the year ended December 31, 2006:

Weighted-
Average
	Warrants	Exercise Price
Outstanding at beginning of year	$ -	$ -
Issued	10,400,000	1.81
Expired	-	-
Exercised	-	-
Outstanding at End of Year	$ 10,400,000	$ 1.81

BEKEM METALS, INC. AND SUBSIDIARIES

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

The following table summarizes information about warrants outstanding at December 31, 2006:

		Weighted
		Average	Weighted
		Remaining	Average
Range of	Number	Contractual	Exercise
Exercise Price	Outstanding	Life (Years)	Price
$ 1.17	2,400,000	1.01	$ 1.17
$ 2.00	8,000,000	1.51	$ 2.00

Shares issued for acquisition of the minority interests – On August 23, 2005, and prior to its combination with the Company, BMI issued 588,888 shares of common stock in exchange for the cancellation of 2,000,000 options to purchase common stock at $0.10 per share. BMI treated the cancellation, for accounting purposes, as a modification of 588,888 of the options to options with an exercise price of zero, and the cancellation of the remaining options. The modification resulted in a charge to operations of $19,426, the difference between the fair value of the options before and after the modification. The issued shares were included in the 17,888,888 shares considered issued for the acquisition of the minority shareholders’ interests in BMI on October 24, 2005.

Stock grants – On October 20, 2006, under the Company’s 2003 Stock Option Plan and pursuant to the board of directors desire to attract and retain experienced and educated executives, the board agreed to award to certain executives and key employees of the Company restricted stock grants (1,083,123 shares). The vesting of the shares is contingent upon meeting various company-wide performance goals, including timely filing of reports with the Securities and Exchange Commission, meeting the yearly deadlines for the pilot plant construction, operations as dictated by the board of directors, timely performing of the drilling work program requirements as dictated by the Republic of Kazakhstan’s Ministry of Energy and Mineral Resources, and start of commercial operations. If these goals are not met, the Company will not recognize compensation expense and will reverse any previously recognized compensation expenses. The fair value of the restricted stock grants was valued at $1.95 per share, which represented the closing market price of the Company’s stock on October 20, 2006, or $2,112,090.

As of December 31, 2006, there was $2,034,355 of total unrecognized compensation cost. The cost is expected to be recognized over a period of 3 years. No shares were vested as of December 31, 2006. The Company recognized $77,735 of compensation expense for the year ended December 31, 2006.

BEKEM METALS, INC. AND SUBSIDIARIES

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

NOTE 11 – SUPPLEMENTAL CASH FLOW DISCLOSURES

Supplemental Disclosure of Cash Flow Information:	December 31,
	2006	2005
Cash paid for interest	$ 529,096	$ 149,256
Cash paid for income taxes	-	-

Non-cash Investing and Financing Activities:	December 31,
	2006	2005
Fair value of the assets acquired	$ -	$ 3,640,160
Fair value of intangible mineral interest rights	-	7,198,372
Cash paid for equity interests	-	(100,419)
Liabilities assumed	-	(10,656,105)
Fair value of shares issued for acquisitions	-	(333,294)
Share-based compensation arrangements	2,112,090	-

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Concentration of Risk Relating to Foreign Mining Operations – All of the Company’s properties are located within the Republic of Kazakhstan in Central Asia. In addition to general industry risks of nickel and cobalt price fluctuations, and potential lack of economic viability of the claims, the Company has a concentration of risk related to its foreign properties and interests which are subject to political uncertainty, changes in government, unilateral renegotiation of licenses, claims or contracts, nationalization, or other uncertainties. In addition, the validity of mining claims which constitute the Company’s property holdings in Kazakhstan, may, in certain cases, be uncertain and are subject to being contested.

Kazakhstan Business Environment – Kazakhstan, as an emerging market, has a legal and regulatory infrastructure that is not as mature and stable as those usually existing in more developed free market economies. As a result, operations carried out in Kazakhstan can involve risks and uncertainties that are not typically associated with those in developed markets. The instability associated with the ongoing transformation process to a market economy can lead to changes in the business conditions in which the Company currently operates. Changes in the political, legal, tax or regulatory environment could adversely impact the Company’s operations.

Tax Matters – The local and national tax environment in the Republic of Kazakhstan is subject to change and inconsistent application, interpretation and enforcement. Non-compliance with Kazakhstan laws and regulations, as interpreted by the Kazakh authorities, can lead to the imposition of fines, penalties and interest.

Environmental Matters – Extensive national, regional and local environmental laws and regulations in Kazakhstan affect the Company’s operations. These laws and regulations set various standards regulating certain aspects of health and environmental quality provide for user fees, penalties and other liabilities for the violation of these standards and establish, in some circumstances, obligations to remediate current and former facilities and off-site locations. The Company believes it is currently in compliance with all existing Republic of Kazakhstan environmental laws and regulations. However, as new environmental laws and legislation are enacted and the old laws are repealed, interpretation, application and enforcement of the laws may become inconsistent. Compliance in the future could require significant expenditures, which may adversely affect the Company’s operations.

BEKEM METALS, INC. AND SUBSIDIARIES

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

Due to the Government of the Republic of Kazakhstan – In connection with the Company’s acquisition of the exploration contract covering the Gornostai deposit, it is required to repay the Republic of Kazakhstan for historical costs incurred in undertaking geological and geophysical studies and infrastructure improvements. The repayment terms of this obligation will not be determined until the Company applies for and is granted a contract by the Republic of Kazakhstan to engage in commercial production. That amount is expected to be $731,221 and has not been recorded as a liability. Under the current contract, once the Company determines the property contains commercially producible reserves, and desires to commence commercial production, it must apply for such right prior to the expiration of its exploration and development rights in February 2026. The Company anticipates it will apply for a commercial production contract within the next 1-3 years. Of course, there is no guarantee when or if the Company will discover commercially producible reserves within the Gornostai deposit. Should the Company decide not to pursue a commercial production contract, then it can relinquish the Gornostai deposit to the Republic of Kazakhstan in satisfaction of this obligation.

The Company is required, under its licenses, to submit a proposed annual work program to the MEMR for approval. Failure to meet the minimum work program requirements could cause the Company to lose its licenses.

Operating leases – Bekem leases approximately 400 square feet of office space located at 324 South 400 West, Suite 225, Salt Lake City, Utah 84101 for its administrative and registered office in the United States. The Company pays annual rents of approximately $7,800 for this space pursuant to a lease agreement that expires December 31, 2007 with an option to extend the lease for an additional year.

The Company also maintains a representative office in Almaty, Kazakhstan, where it leases approximately 1,575 square feet of office space. The lease agreement expires on December 31, 2007. The monthly lease payment is $5,250. Under the terms of the lease agreement, the owner of the space could terminate the lease at any time and require the Company to vacate the premises.

Kaznickel LLP rents an office (approximately 1,840 square feet) in Semei, Kazakhstan, for approximately $4,000 per month. Semei is the closest city to the Gornostai deposit. This lease agreement expires in May 2007. Kaznickel also rents approximately 4,450 square feet of warehouse space in Semei for $4,000 per month. Kaznickel uses this space to store test ore. Also, Kaznickel LLP rents an office (approximately 350 square feet) in Astana, Kazakhstan, for approximately $1,600 per month. This space is leased on a year-to-year basis. If at any time the owner of this space decides they need or want the space for other purposes, Kaznickel has no right to continue to occupy the space and could be forced to move.

KKM rents approximately 1,260 square feet of office space in Aktobe, Kazakhstan. KKM pays approximately $4,000 per month for this space under a one-year lease agreement. This space is leased on a year-to-year basis.

Rent expense for the years ended March 31, 2006 and 2005 was $194,854 and $103,160, respectively. All leases are due within the next year.